

INTEGRITY MEDIA®

Positioned to make a world of difference.

2002 ANNUAL REPORT

Selected Financial Highlights

	2002	2001	2000
Net sales	$66,345,000	$70,958,000	$51,819,000
Income before minority interest, taxes and extraordinary item	3,733,000	4,860,000	2,484,000
Net income	2,216,000	2,811,000	1,696,000
Basic earnings per share	$0.40	$0.50	$0.30
Diluted earnings per share	$0.37	$0.45	$0.28
Total bank debt	9,451,000	4,878,000	4,034,000

Table of Contents





Fellow Shareholders

We began 2002 well positioned to build the foundations that would take Integrity into the future as a media/communications company.

We took the first step in mid-2001 by forming Integrity Publishers, Inc., allowing Integrity to enter the Christian book publishing industry. Early in the year, we could not imagine the favor that Integrity Publishers would find with authors and retailers. Even before publishing its first title, Integrity Publishers was perceived as an industry leader, because of the amazing team of professionals who agreed to come on board, and because of its association with Integrity Music, a leader in the Christian music industry.

Early in 2002, Integrity Publishers announced its Fall 2002 list containing over 15 titles, an amazing feat in less than one year in business. The list of authors read like a "who's who" of some of the best-loved Christian authors: Frank Peretti, Lindsay Terry, David Jeremiah, George Barna, and more. By the end of 2002, more than half of the titles released had surpassed initial unit projections, with six books entering the Christian Booksellers Association (CBA) bestsellers lists, and one title on the New York Times bestsellers list.

In mid-2002, we took another step in widening our market: we purchased M2 Communications, L.L.C., a Nashville-based Christian music company that would allow Integrity to expand beyond the Praise and Worship segment of Christian Music and into the Adult Contemporary/Pop segment. The Adult Contemporary/Pop segment of Christian music represents over 30% of the Christian music market, compared to Praise and Worship's 15% at year-end 2002.



Michael Coleman
Chairman, President and Chief Executive Officer

M2's artists include Grammy and Dove Award winners **The Brooklyn Tabernacle Choir**; Multiple Dove Award winners **Michael Card** and comedienne **Chonda Pierce**; and the winners of the 2001 and 2002 Best-Selling New Artist Award, **MercyMe**. MercyMe's album *Almost There* also won Dove Awards in 2001 for Song of the Year and Songwriter of the Year for "I Can Only Imagine."

LATE IN 2002, INTEGRITY RELEASED A GROUND-BREAKING NEW PRODUCT SERIES

Late in 2002, Integrity released a ground-breaking new product series, Integrity's iWorship, combining the best contemporary and emerging modern worship songs with breathtaking visuals for a "Total Worship Experience." When the product was introduced to the Christian Booksellers Association (CBA) International Convention in July 2002, the response was overwhelming. The industry had experienced nothing like this before! The first release in the series was certified Gold by the Recording Industry Association of America (RIAA) in January 2003, less than three months after release.

2002 Financial Results

We realized the year would be a tough comparison to 2001, and we announced this to the public early in 2002. Indeed, the first two quarters of 2002 compared negatively to the same periods in 2001, due to the outstanding success of the Songs4Worship albums and the release of the third WoW Worship album in the first half of 2001. In 2002, we continued building our foundations for growth and saw our third quarter benefiting from the first quarter of sales by our Integrity Publishers and M2 Communications subsidiaries. However, we also noticed late in 2002 a weakening in consumer spending patterns, which contributed to the Christian music industry as a whole declining 1% from prior year unit sales. We ended 2002 with sales of $66.3 million, compared to $71 million in 2001. Our net income was $2.2 million, or $0.40 per basic share ($0.37 diluted), compared to $2.8 million in 2001, or $0.50 per basic share ($0.45 diluted). Our total bank debt was $9.5 million, compared to available cash of $4.8 million.

Focus On The Future

As we start 2003, we have formed a new subsidiary, Integrity Direct, LLC, to create a smoother interaction between Integrity and our customers, thus enabling us to serve them better. This new area is a combination of our direct-to-consumer and direct-to-church areas and includes direct mail, continuity clubs, Internet, catalog sales, direct-to-church sales, and direct response television. This approach will also enable us to better use our extensive customer database, and will assist in developing specific promotions for targeted customers.


INTEGRITY
MUSIC


M
2
COMMUNICATIONS


INTEGRITY®
PUBLISHERS

Another change as we start 2003 concerns our Integrity Music Creative and Marketing departments. We have put together talented marketing and creative people focused on particular products and marketing areas. The Integrity Label Group oversees adult worship, such as Hosanna, Songs4Worship and iWorship. This group will also oversee Vertical Music (geared to 18 to 35 year-olds), Gospel Music, and children's music. We also created the Church Resources and Music Administration Group. This group will be creating resources for churches and church leaders, as well as providing oversight of licensing and promotion of our song copyrights.

As we view 2003, our Integrity Publishers subsidiary has developed an impressive lineup of titles for release this year, which, coupled with a developing backlist of books, should provide healthy growth over 2002. In addition, M2 Communications also has several very promising artist titles which are expected to contribute to favorable comparisons over 2002.

In the international area, the Songs4Worship products are still selling very well, surpassing initial expectations. We have also expanded our presence in the international market by recently purchasing a Christian music distributor in South Africa, which becomes our subsidiary in the area and provides a strategic location for our reach into the region.

Closing

Our company has made great strides during the past 18 months towards developing a broader product base from which to grow in coming years. Through the establishment of Integrity Publishers and acquisition of M2 Communications, we have expanded our influence into publishing and extended our market beyond Praise and Worship Music. In the process, we have found new receptive audiences and laid a foundation for future growth.

WE HAVE FOUND NEW RECEPTIVE AUDIENCES AND LAID A FOUNDATION FOR FUTURE GROWTH

We are grateful to our shareholders, customers, business partners and market associates – your loyalty and support encourages us. To our dedicated employees and directors – you are a real key to our success and I am honored to serve with you. The years ahead hold many possibilities and we look forward to expanding our reach as a media/communications company.

Michael Coleman

Michael Coleman
Chairman, President and Chief Executive Officer

Who is Integrity Media?

Integrity Media is a media communications company that produces, publishes and distributes Christian music, books and related products through retail stores and direct-to-customers throughout the United States and 167 other countries. Founded in 1987, Integrity went public in 1994 and is traded on the Nasdaq National Market under the symbol ITGR. The company is headquartered in Mobile, Alabama with subsidiaries in Australia, Singapore, South Africa, the United Kingdom, and two offices in the Nashville, Tennessee area.

2002 WAS A TRANSITIONAL YEA

Integrity Media:
A New Name, A New Chapter

Following a breakthrough year in 2001, in May 2002 Integrity Incorporated furthered our mission of expansion in the Christian media market by changing the name of the company to Integrity Media, Inc.

This move reflects the company's vision to be a broadly based Christian-oriented media communications company positioned to respond to increased demands for Christian media content. The launch of Integrity Publishers in 2001 allowed us to expand our product base from music to Christian books. As Integrity Media, we have long-range goals to expand beyond music and book publishing into film/video, television and radio projects as deemed appropriate.

Whereas 2001 was a breakthrough year, 2002 was a transitional year of building foundations for growth, where we entered new markets, developed new strategies and refocused our energies on existing product lines. In its first year of operation, Integrity Publishers has established itself as a contender in the Christian publishing industry, achieving its first year financial goals and garnering positive responses from authors and major national retailers. The response from readers is encouraging as well. Six of the first ten books released in 2002 made the Christian books bestsellers lists.

The purchase of M2 Communications, L.L.C., a Contemporary Christian independent artist-label headquartered in Nashville, Tennessee, furthered our reach into the Adult Contemporary/Pop Christian music genres. Albums from M2's *M2.0* and *INO* imprints boosted year-end sales figures. And *Almost There* from Dove-award winning group MercyMe was the fifth best-selling Christian album overall, and the second best-selling album in Christian bookstores, according to the Christian Music Soundscan for 2002.

F BUILDING FOUNDATIONS FOR GROWTH

The addition of M2 Communications and the release of the first titles from Integrity Publishers resulted in good third quarter sales when compared with the prior year. The planned release of albums and books from artists and authors with a proven track-record in 2003 and the continued creation of innovative products leave us well positioned for growth in the year ahead.




sonicflood


i
NO
I N O T O F


M
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COMMUNICATIONS

SoundScan Christian Album Genre Share at December 31, 2002


Gospel 21%
Adult Contemporary 21%
Praise & Worship 15%
Rock 15%
Country 9%
Children's 8%
Inspirational 4%
Instrumental 4%
Southern 3%

CCLI Top 500 Market Share at September 30, 2002


Integrity 28%
EMI 18%
Maranatha 13%
Mercy/Vineyard 12%
Others 11%
Word 8%
Gaither 5%
Brentwood-Benson 5%

Integrity Music Group: Positioned for Growth

The Integrity Music Group consists of two areas: Integrity Music, the leader in Praise and Worship music, and M2 Communications, a Christian artist label.

Precious Metals

- Songs4Worship *Shout To The Lord* certified Double-Platinum in January 2002
- WoW Worship (*Green*) certified Gold in April 2002
- Songs4Worship *Be Glorified* certified Gold in April 2002
- Integrity's iWorship, released October 2002, certified Gold for sales of over 250,000 two-album sets on January 8, 2003
- *Almost There* by MercyMe, certified Gold In June 2002

Integrity's iWorship – A Total Worship Experience

Integrity's iWorship is a new Praise and Worship brand developed by Integrity Music, M2 Communications and Maranantha! Music. It combines the best contemporary and emerging modern worship songs on a double CD with breathtaking visuals on DVD. It is one part inspirational music video, one part tool for musicians and worship leaders, and one part fantastic.

Music Facts 2002:

- The Christian Music Trade Association (CMTA) reports that according to SoundScan, 2002 year-end album sales were approximately 49.6 million units, compared to about 50 million in 2001
- Praise and worship music has 15% share of the Christian music market

Integrity Music: The Praise and Worship Music Leader

2001 produced record sales for Integrity's music division with the successful Songs4Worship series and the last album in the WoW Worship series and was, by all estimates, a tough act to follow. While Songs4Worship's sales peaked in 2001, the first release of that series, Songs4Worship "Shout to the Lord", was still the seventh biggest seller in 2002 in the Overall Album chart and the second biggest seller in the Praise and Worship Album chart, according to Christian Soundscan. According to SoundScan, while Christian Music sales dropped to 49.6 million units in 2002 from 50 million in 2001, worship music continued to be the big story in Christian music, with one of the strong contributors to the Praise and Worship category being the Songs4Worship series. Since the first release in 2001, 24 titles have been released in the series.

Songs4Worship has inspired other related products, including two new books from Integrity Publishers released last year. Integrity Music is still the leader in market share of the Praise and Worship genre. The acquisition of M2 Communications opened up new opportunities in other genres.

Creating Product Champions

Integrity Music has always relied upon a stable of superlative talent in our creative department. But as our market has grown and become diversified, we have seen the need to expand while narrowing our creative focus, utilizing the expertise and talents of each person in a particular product type.

As Integrity Music has grown larger, we saw the need to develop "product champions" so the specific products get attention through our distributions system. This kind of focus allows us to be big but act small. Therefore, we reorganized the creative product development area and the CBA trade marketing area into product groups. Each product group consists of a general manager, a product creation team and a marketing team. These specialized product groups will include:

- Adult worship (includes Vertical Music, Gospel)
- Special products
- Children's products
- Church products
- International products


Songs 4 Worship

PRAY FOR THE PEACE
PAUL WILBUR



you shine

2002 DOVE AWARD NOM

ATION FOR NEW ARTIST OF THE YEAR



A Musical Variety

In 2002, Integrity's Vertical Music label continued to attract new listeners among young adults. The Rock n' Roll Worship Circus debut album, *Welcome to the Rock n' Roll Worship Circus* received 2002 Dove award nominations for New Artist of the Year, Modern Rock/Alternative Recorded Song, Modern Rock/Alternative Album and Recorded Music Packaging.

The Integrity Gospel label released Joe Pace's instrumental *In The Spirit* in 2002 and it was nominated for a Dove Award for Instrumental Album of the Year. The label received four 2003 Dove nominations with Mary Mary nominated in three categories including Urban Album of the year.

Hosanna Music!, Integrity's oldest label released its 115th album in March 2003. The series consists of live Praise and Worship events recorded worldwide, with music sung by an audience and a worship leader.

Integrity offers a variety of music and other products for children. Sony is marketing and distributing Integrity's Just for Kids releases, beginning with *Shout Praises Kids* audios and videos. And the popular Miss Pattycake video series will be appearing on the printed page with the 2003 release of the picture book *The Resurrection Eggs* from Integrity Publishers.

Innovative Music Products

One of the most exciting developments of 2002 for Integrity Music was Integrity's iWorship - a total multimedia worship experience. Integrity's iWorship premiered last summer at the CBA International Convention and was an immediate success. The brand includes double disc albums, songbooks, tracks and DVDs that combine today's most powerful songs with experiential visuals, lyrics and special options for musicians. Integrity's iWorship may be used for personal worship, small group settings, and large congregations.

Integrity's iWorship was also the title sponsor of Grammy-winner Michael W. Smith's 14-city ChristmasTime tour.




hosanna!music
Live from Dublin
Mercy


WORSH!P

MERCYME | SPOKEN FOR



SONG OF THE YEAR | POP

M2 Communications: Tuning In to a New Audience

In 2002, Integrity expanded into Christian Adult Contemporary/Pop Music by acquiring M2 Communications, L.L.C., and the imprints *M2.0* and *INO* records.

M2 Communications, headquartered in Nashville, Tennessee, had annualized sales in excess of $11 million and an impressive roster of musical talent, including the group MercyMe.

Integrity was already an established leader in the Praise and Worship music genre, which comprised 15% of total Christian music sales in 2002. The Adult Contemporary/Pop Genre, on the other hand, generated over 30% of sales in 2002. *M2.0* and *INO* labels are solid producers of Adult Contemporary/Pop albums.

Almost immediately, the partnership was successful and helped contribute to a third quarter for Integrity Media that exceeded the same period in 2001. In a year when the music industry was down, M2's 2002 sales more than doubled its 2001 sales.

Almost There by Mercy Me was certified Gold in 2002, the fifth best-selling Christian music album in the Overall Charts and the second best-selling album in Christian bookstores for the year. The group won a Dove Award for Song of the Year, Pop Song of the Year, and Songwriter of the Year.

MercyMe's new album *Spoken For* was released in 2002 and quickly gained an audience as well as several 2002 Dove nominations. The song "Spoken For" was the number one radio song on the Adult Contemporary and Inspirational Charts.

All Right Here by Sara Groves was on several Top 10 lists, and the Brooklyn Tabernacle Choir received a Grammy Award for Best Gospel Choir or Chorus for its album *Be Glad.*

We expect healthy growth to continue in 2003, with a strong release schedule of albums by, among others, Sonicflood, Michael Card and the Brooklyn Tabernacle Choir. Additionally, the M2 and INO label products are also being sold by Integrity's international group and the direct-to-customer group, opening new channels of distribution while increasing exposure for the product line.

SONG OF THE YEAR | SONGWRITER OF THE YEAR


M
2
COMMUNICATIONS


THE BROOKLYN TABERNACLE CHOIR BE GLAD


Sara Groves
All Right Here


i
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INOTOF

as living.
The Father is ... can be one of them

ALA

MY HEART'S DESIRE

LIVING EVERY MOMENT in the WONDER of WORSHIP

NEW YORK TIMES

DAVID JEREMIAH

Integrity Publishers: A World of Opportunity

In the summer of 2001, Integrity Media took a major step by launching Integrity Publishers, which is expected to become a cornerstone for our expansion into Christian media. The subsidiary, located in Brentwood, Tennessee, was formed to serve the growing market for Christian books.

From July 2001 until July 2002, Integrity Publishers focused on assembling a veteran management team and staff. The six senior managers leading the company have 126 years of cumulative experience. In addition, Integrity Publishers conducted research, signed key authors, worked with literary agents, and established important relationships with key national retailers.

A core marketing strategy was developed and designed to keep each year's list of new products small. This strategy allowed us to give more focused attention in editorial content, marketing and sales.

In July 2002, the company released its first titles and by the end of the year had 16 new releases. Several of those books quickly became successes. *The Christmas Shoes* reached the New York Times Best-sellers list. And six other Integrity Publishers titles reached the 2002 CBA Best-sellers lists:

- *God Will Make A Way*
- *Open The Eyes of My Heart* and *Give Thanks With A Grateful Heart* from the Songs4Worship collection
- *God At Ground Zero* by "Chaplain Ray" Giunta
- *My Heart's Desire* and *Sanctuary* by David Jeremiah

In spite of a year of general economic uncertainty, Integrity Publishers exceeded both its top and bottom line plans. As it might be assumed, Christian retailers accounted for a substantial portion of our sales. However, key general market retailers, including Walmart, Barnes & Noble, and Borders enthusiastically supported the company's new books, accounting for over 50% of our revenues. With such a positive beginning in 2002, and a promising list of new releases in 2003, including *The Right Thing* from Commander Scott Waddle, we are optimistic about the future.

BEST-SELLERS LIST


RIGHT THING


GOD WILL MAKE A WAY


OPEN THE EYES of MY HEART


The Christmas Shoes
Donna VanLiere


GOD @ GROUND ZERO

Integrity “Makes its Way”: Bestsellers Highlight First Year

Integrity Publishers’ partnership with Integrity Music in the development and marketing of *God Will Make A Way* was one of the biggest success stories of 2002. The major trade book and product package by popular authors Drs. Henry Cloud and John Townsend ended the year on the CBA bestseller list.

Integrity Publishers also distributed the best-selling book, *The Christmas Shoes* by Donna VanLiere, based on the hit song which captured hearts and climbed charts. The book quickly followed suit, reaching the New York Times Bestseller list.

“GOD WILL MAKE A WAY”

Integrity Media: A Worldwide Presence

One of Integrity Media’s strengths is identifying new audiences and developing the strategic partnerships and distribution channels to reach them. Through longstanding networks and new alliances, we distribute products that impact people’s lives.

Direct-to-Customer

In 2001, our Songs4Worship series, released in partnership with Time Life Music, was the most visible example of our direct-to-customer network. The partnership enabled us to reach mass audiences and helped contribute to a hugely successful year for Integrity Media. The series, which was Time Life Music’s most successful product launch ever, received an equivalent of over $30 million in advertising.

Continuity clubs continue to be a major avenue of distribution with subscribers receiving new recordings every few weeks through the mail. The Hosanna! Music series, as well as the Songs4Worship series, are top club offerings.

Our products are also available through Integritymusic.com, Songs4worship.com and affiliated web sites.


TIME
LIFE
MUSIC


hosanna! music


Songs 4 Worship


EPIC

Sony Music Entertainment Inc.

International Markets

Integrity continues to be a major presence in the international market with offices in Australia, Singapore and the United Kingdom, and a new subsidiary in South Africa. Our Latin American office is based in Mobile, Alabama. We have issued recordings in eight languages - from French to Mandarin Chinese - and we literally search the world for new music.

Our new subsidiary in South Africa will allow Integrity to have an important presence in the region and will provide resources for consumers, churches and worship leaders in that area of the world.

Integrity Music Group, Trade Sales

Through our association with Word Entertainment, the number one music and video distributor in the CBA market, Integrity Music and M2 Communications products are distributed widely in the Christian retail market.

In the Spring of 2002, Integrity announced a global marketing and distribution agreement with Epic Records and Sony Music Entertainment that will dramatically strengthen distribution opportunities for our music products into general market retailers such as Wal-Mart, Target and Bestbuy. In a reciprocal agreement, Integrity Music sells Sony's Christian music products in the Christian market.

Integrity Publishers

Integrity Publishers utilizes G.L. Services for distribution of its products to CBA stores, the general market, and ABA stores (i.e. Barnes & Noble, Books-a-Million, etc.).

ONE OF 2002 BIGGEST SUCCESS STORIES

A Stable of Hits

Integrity Music possesses what may be one of the largest revenue-producing song catalogues in Christian music with almost 3,000 song copyrights. Integrity is a member of Christian Copyright Licensing Incorporated (CCLI), which licenses songs to over 125,000 of the 300,000 churches in North America. According to CCLI, Integrity had a 28% share of CCLI's Top 500 song list as of September 2002, which was far and away the largest position held by any song catalog.

Positioned to Make a World of Difference



In the coming year, Integrity Media is putting into place the infrastructure that will allow us to expand for years to come.

We are strengthening our technology and information systems by implementing a new system to streamline our operations called SAP (Systems, Applications, and Product) that will integrate all of our business functions in one program.

We are expanding our facilities in anticipation of continuing growth. We are in the process of completing a new office building on our Mobile, Alabama campus that will accommodate current and future employees.

Our new subsidiary, Integrity Direct, LLC is expected to build up all aspects of our direct-to-customer business, which has historically been one of the most effective distribution channels. Integrity Direct will also use our extensive lists of consumers for targeted marketing campaigns, and will explore innovative ways to reach them.

Certainly a highlight of 2002 for Integrity Music was the acquisition of M2 Communications and its impressive roster of musical talent. That, combined with a new creative/marketing focus allowed our product groups to "champion" specific products, and facilitate development of new series.

The success of Integrity Publishers in its first year is evidence of a long-term strategy which we will continue to implement over the next few years. This strategy, designed to keep new product releases small in order to maintain quality, allowed this division to exceed both top and bottom line expectations in 2002. With such a positive beginning and a promising list of new releases in 2003, we are optimistic about the future.

In this transitional year, we have much to be thankful for, as we build our foundation for the future. While we have put in place what we hope will be fruitful in the coming years, we know our country faces an uncertain world. If September 11th was any indication, in difficult times people draw closer to their faith for comfort. It is our privilege to be a leader in Christian media, a source of strength.

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

Commission File No. 000-24134

Integrity Media, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**63-0952549**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

1000 Cody Road
Mobile, Alabama 36695
(Address of principal executive offices, zip code)

(251) 633-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $0.01 Par Value
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this form 10-K. [X]

Indicate by check mark if whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes ____ No X

The aggregate market value of the Class A Common Stock held by non-affiliates of the registrant, based upon the closing price of the Class A Common Stock on the Nasdaq National Market on June 30, 2002, was $12,842,901. Solely for the purpose of the foregoing calculation, all executive officers and directors of the registrant have been deemed to be "affiliates" of the registrant.

The number of shares of the registrant's Class A Common Stock, $0.01 par value per share, outstanding at March 14, 2003 was 2,364,783.

The number of shares of the registrant's Class B Common Stock, $0.01 par value per share, outstanding at March 14, 2003 was 3,385,000.



Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2003 are incorporated by reference into Part III hereof.

Special Cautionary Notice Regarding Forward-Looking Statements

Certain of the matters discussed in this document and in documents incorporated by reference herein, including matters discussed under the caption "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Integrity Media, Inc. (the "Company" or "Integrity") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. For any forward-looking statements contained, or incorporated by reference, herein, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including without limitation those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors." All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by this cautionary notice. Any forward-looking statements represent management's estimates only as of the date of this report and should not be relied upon as representing estimates as of any subsequent date. While Integrity may elect to update forward-looking statements at some point in the future, Integrity specifically disclaims any obligation to do so, even if its estimates change.

PART I.

ITEM 1. BUSINESS

Introduction

Integrity Media, Inc. is a media/communications company that produces, publishes and distributes Christian music, books and related products. Integrity's music product formats include cassettes, compact discs, videos, DVD's and printed music. The Company produces Praise and Worship music in different musical styles for specific audiences such as children's music, gospel music for the African-American audience, youth music and live worship music for adult audiences. In July 2002, Integrity announced the purchase of M2 Communications, L.L.C., an artist-based independent Christian music company headquartered in Nashville, Tennessee. The purchase of M2 Communications, L.L.C. allows the Company to enter the Pop segment of Christian music, which represents over 30% of the Christian music market. The Company's Integrity Publishers division, created in 2001, produces and publishes Christian books. The first product offerings were released in the third quarter of 2002, with a total of 16 books published during the year. The Company first recorded sales from the M2 Communications and Integrity Publishers divisions in the third quarter of 2002.

Integrity's recorded music products fall into two broad categories (i) concept products which are centered on a specific theme, such as Praise and Worship music and (ii) artist products, in which the artist is the focal point. In addition to recorded music, Integrity produces Christian music video products for certain Praise and Worship artists. Integrity's products also include software and printed music, such as songbooks and sheet music, designed primarily for distribution to churches and choral groups. Integrity's book products are categorized in one of four categories: Inspirational, Christian Living, Youth or Fiction.

Integrity's products are sold primarily through retail stores and direct-to-consumer channels throughout the United States and in 167 other countries worldwide. The Company has determined that its business is operated in segments based on distribution channels. For specific information regarding the financial performance of each segment, see Note 10 of the Notes to Consolidated Financial Statements.

Integrity was organized as an Alabama corporation on May 1, 1987, and was reincorporated in Delaware on October 1, 1993.

Products

Concept Products

Praise and Worship concept products are centered around a specific theme or event rather than being focused on a specific artist. The Company's original concept product series, *Hosanna! Music®,* consists of live recordings of Praise and Worship music sung by an audience and worship leader rather than a performing artist. The Company's *Hosanna! Music®* series has proven to be a successful product line having just released its 115th recording in March 2003.

The Company's concept product line now includes: *Hosanna! Music®, FairHope Records®, Songs4Worship®, iWorship®, World's Best Praise and Worship®;* and *Integrity Notes®,* a series of greeting cards for general occasions and specialty cards related to seasonal events, featuring verses from our Praise and Worship songs.

Artist Products

In addition to concept products, the Company also produces artist recordings in which the artist is the main focal point. These products have recently included "Real" with Israel Houghton, Kara's self-titled album, "Amazed" with Lincoln Brewster, "Welcome To The Rock and Roll Worship Circus" by Rock and Roll Worship Circus, and "Shake The Foundation" with Joe Pace. Some of the recent artist products released by the M2 Communications, L.L.C. division are "Scribbling In The Sand" by Michael Card, "All Right Here" by Sara Groves, "Almost There" and "Spoken For" by MercyMe, and "Resonate" by Sonicflood.

Other Products

The Company has also produced a variety of other types of products, such as musical video products featuring recordings of live performances by the Company's artists, such as the Gold certified *"Lift Him Up"* with Ron Kenoly, and the children's music series, *Just-For-Kids®,* featuring *the Donut Man®,* which includes multiple Gold and Platinum certified videos. Other videos include the Gold certified *Praise! Aerobics®,* Praise and Worship music recorded specifically for aerobic exercises. Other products include *Integrity Music Worship Software®,* designed to assist music ministers in the selection of songs (over 5,000 featured), planning rehearsals and services, and reviewing song usage tracking. The Company, in partnership with two other Praise and Worship music companies, has also produced the Double-Platinum certified *"WoW Worship (Blue),"* the Platinum certified *"WoW Worship (Orange)"* and the Gold certified *"WoW Worship (Green)."* The Company has also developed the *Songs4Worship* series in conjunction with Time Life Music, which includes the Double-Platinum certified *"Songs4Worship – Shout To The Lord"* and the Gold certified *"Songs4Worship – Holy Ground."* In late 2002, the Company released the iWorship series, featuring popular contemporary and emerging modern worship songs on CD, along with DVDs that provide breathtaking visuals, sing-along lyrics and click-tracks for musicians and worship leaders. The first release in the series was certified Gold by the Recording Industry Association of America (RIAA) in January 2003.

Integrity's Christian music products also include printed music such as songbooks and sheet music designed primarily for distribution to churches and choral groups. The Company produced "God With Us," winner of the 1994 Gospel Music Association Dove Award for best musical, which has remained on the best sellers list on the non-seasonal musical charts for eight years running. Other musicals include "God For Us," "Let Your Glory Fall," "God In Us," "Hillsongs Choral Collection," "We Believe" and "Redeemer, Savior, Friend." Other printed music products include orchestrations and "The Celebration Hymnal", a joint venture with Word Entertainment ("Word"), featuring over 700 songs and hymns. Sales of this hymnal had exceeded one million units by year-end 2002.

Integrity Publishers, Inc., the Company's book publishing division, released its first Christian books into the market in the third quarter of 2002. During 2002, six of these titles reached the Christian Booksellers Association (CBA) bestsellers lists and one title reached the New York Times bestsellers list.

Product Creation

The Company's music product development process is based upon the creation of new concept or artist products that are designed, scripted and marketed to respond to a specific demand. Integrity Music and M2 Communications, L.L.C. each conduct planning processes for each new product in order to determine whether the final product is likely to be successful in the market for which it is designed.

New product concepts for Integrity Music are based on responses to surveys of the Company's current customer base as well as other market and product research conducted by the Company and by independent consultants. Once a new product concept has been identified, the concept is reviewed and discussed by representatives of Integrity's creative, marketing and finance divisions. If the product concept is approved by that group, then Integrity assembles a creative team, which includes one or more artists and producers, generally employed on a freelance or contract basis, and members of Integrity's creative division.

Following the development of the Integrity Music product concept, the product is recorded in live settings at churches or civic auditoriums, in independent studios in cities such as Los Angeles, California or Nashville, Tennessee, or at Integrity's studio in Mobile, Alabama. A significant amount of recording is done in independent studios. The studios in Mobile, Alabama are mainly used as a post-production facility where the recordings are edited and mixed. The manufacturers receive the master recordings from Integrity in digital format and then produce a master to be used in the manufacturing process. The Company reviews the final manufacturing master prior to production to ensure that the quality of the recording has been maintained.

The Company's book product development process begins with the signing of a contract with the author. The author and the Company negotiate on the concept for the book. Once agreement has been reached on a concept, the author will create a manuscript for submission to the Company for editorial changes. Design for the interior and exterior of the book and marketing plans are formulated accordingly. The Company's own editorial staff provide final approval before the book is manufactured.

Distribution

The Company distributes its products domestically through two primary channels: direct-to-consumer and retail markets. In addition, the Company has an international distribution network that reaches markets in 167 countries.

Direct-To-Consumer

The Company's direct-to-consumer activities are based on a variety of methods designed to reach the consumer directly. Among the methods are continuity clubs, through which the member receives a new selection every six to eight weeks and is billed for each product. Shipments continue until the Company is instructed to cancel the membership. This differs from certain other music clubs in which members have a "negative option" allowing them to decline monthly selections before they are mailed and in which their only obligation is to purchase a certain number of products over a stated period of time.

The Company rents mailing lists that include subscribers to Christian magazines, purchasers of Christian mail order products and donors to Christian ministries. When available, the Company obtains new mailing lists to conduct a one-time solicitation in an approved direct mailing. Once a response is received by Integrity, the customer's name is added to the Company's own mailing list. Integrity also builds its direct-to-consumer database through space advertisements in Christian magazines, television advertising and Internet marketing.

The Company's first continuity club, *Hosanna! Music®*, released its 115th recording in March 2003. Currently the Company operates several continuity clubs, including the *Songs4Worship* and *Integrity Notes®* series. The clubs are launched with a mailing of a new product announcement and solicitation to as many as 500,000 people. After the initial mailing, the Company postpones further direct mail solicitation campaigns for up to six months, utilizing the time to study the response and evaluate the sustainability of the initial members. If the initial membership proves to be sustainable based on product shipments, the Company will roll out the club in an extensive direct mail effort to an average of 900,000 people.

In addition to continuity clubs, the Company's direct-to-consumer program includes mail order catalog sales, telemarketing, one-time offers to active customers, television offers and sales through the Internet. The mail order catalog and telemarketing programs are designed to increase sales to the Company's current customers by increasing their awareness of Integrity's full line of products, as well as to develop new customers for Integrity products. The Company operates its Internet activity through integritymusic.com and songs4worship.com. We have also expanded our marketing through direct response television including the *Songs4Worship* series advertising with Time Life Music. The Direct-to-Consumer segment also includes direct sales to churches of printed products, including "The Celebration Hymnal," which features over 700 songs and hymns and was introduced in 1997 in a joint venture with Word Entertainment.

Retail Markets

Integrity's music retail sales activities target two markets: the Christian retail market ("CBA"), which includes sales of choral music products, and the general retail market.

The Company currently utilizes Word to serve the CBA market. All CBA orders are fulfilled through Word, which is responsible for warehousing Integrity Music and M2 Communications, L.L.C. products. Products are shipped and invoiced based on orders received directly from Word's sales force through a computerized order entry system. Word services the Company's customers from one warehouse located in Tennessee. Word is the number two distributor in the CBA market according to SoundScan's Top 2002 CBA Distribution Group Share chart.

Distribution of our products to the general retail market (i.e., Walmart, Target, etc.) is done through the Company's global marketing and distribution agreement with Sony Music Entertainment and its subsidiary Epic Records. Products released by M2 Communications, L.L.C. prior to its acquisition by Integrity are distributed by Warner Music Group for distribution to the general retail market.

The Company's Integrity Publishers subsidiary utilizes G. L. Services for distribution of its products to CBA stores, the general market, and ABA stores (i.e. Barnes & Noble, Books-a-Million, etc.). G.L. Services warehouses the Company's book products in one warehouse located in Cincinnati, Ohio.

Retail sales efforts are overseen by an in-house sales staff and supported by Integrity's own in-house staff for marketing, covering such things as point-of-purchase advertising, radio promotion, and product publicity. The Company also utilizes the marketing expertise of several outside marketing firms.

International

The Company's international sales are made through a subsidiary located in the United Kingdom (responsible for Europe), a subsidiary located in Australia (responsible for Australia, New Zealand and the Solomon Islands), a subsidiary located in Singapore (responsible for Singapore and Myanmar), and an office located at the Company's headquarters in Mobile, Alabama (responsible for Latin America). Products are sold to more than 60 independent distributors who are licensed to manufacture Integrity's music products from master recordings and distribute them in a country or region and to approximately 18 importers to whom the Company provides products. The Company's international distribution network reaches markets in 167 countries. The Company continually evaluates ways to expand into various markets through importers or through distributors licensed to produce Integrity products from a master recording. For specific financial information regarding the geographic areas that the Company's international distribution network reaches, see Note 10 to Notes to Consolidated Financial Statements.

The Company also develops music products specifically for certain markets. This effort includes recording songs in indigenous languages as well as utilizing local artists and local songs to produce the recordings. Integrity currently produces music products in the Russian, Spanish, Mandarin Chinese, French, German, Hindi, Portuguese and Indonesian languages. Some of Integrity artists are also involved in live performance tours to various countries.

Song Publishing

The Company's song catalog has accumulated ownership rights for over 2,800 songs and has generated a significant amount of royalty income from use by third parties. A majority of the songs appearing on Integrity recordings are published from the Company's song catalog.

Integrity emphasizes the development and maintenance of its song catalog. Songs are selectively added to the song catalog based on the concept or theme of a specific product design, or because the Company believes that the songs have the potential to be a part of a future Integrity product. The Company believes that its efforts have produced a distinctive Christian song catalog whose titles are used not only on recorded media and radio and television programming, but also in church services.

The Company licenses the use of its songs to churches through Christian Copyright Licensing, Inc. ("CCLI"). Through CCLI, churches in the United States are able to pay one licensing fee for the use of numerous Christian song copyrights. The Company is paid a percentage of the licensing fees collected by CCLI based on CCLI's estimates of the percentage of Integrity songs utilized by the churches.

Warehousing and Fulfillment

The Company currently contracts with Word for its CBA retail market warehousing, physical inventory and distribution functions of its music products. Word is one of several companies that provide this service in the CBA market. All of the Company's music products are sold in the CBA retail market by Word's sales force. Direct-to-consumer fulfillment services, including order receipt and processing, data fulfillment services, database management and payment processing, are handled by Integrity's own staff in Mobile. Integrity's own distribution center located in Mobile is responsible for its direct-to-consumer and international warehousing, physical inventory and distribution functions. The Company's Integrity Publishers subsidiary utilizes G.L. Services for warehousing and fulfillment of its products for the CBA, ABA and general markets. Most of our products are sold on a returnable basis, which is standard music and book publishing industry practice.

Copyrights and Royalty Agreements

The Company's music and book products are protected under applicable domestic and international copyright laws. In addition, Integrity currently has ownership rights to approximately 2,800 songs, which are also protected under copyright law.

In general, works that are protected under copyright laws are proprietary, which means that for a fixed period of time the copyright owner has the exclusive right to control the publication (or other reproduction) of the copyrighted work. Subject to the compulsory licensing provisions of the United States Copyright Act covering audio recordings, a copyright owner may license others to publish, reproduce, or otherwise use its copyrighted work, on an exclusive or nonexclusive basis, subject to limitations (such as duration and territory) and upon such other terms and conditions, including royalty payments, as the copyright owner may require. Despite these protections, the Company's revenues may be adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by home taping for personal use. See Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors.

Integrity pays music royalties in two different categories. The Integrity songwriters are paid by Integrity's song publishing division when their songs are used on an Integrity product and when used in public performances such as CCLI use in churches. Artists, producers and other song publishers are paid based on Integrity's sales of products containing their works. Integrity owns the majority of the songs it produces, and does not have to pay publisher royalties to third parties for those songs. Integrity's book publishing division pays royalties to authors and literary agents based on the number of units sold.

Seasonality

Retail sales for music and books are typically higher in the third and fourth quarters because of holiday promotions. Direct-to-Consumer sales are typically higher in the first quarter as a result of significant marketing promotions in late December. Direct-to-Consumer promotions require a build up in inventory in the fourth quarter and as a result, sales and accounts receivable increase in the first quarter. It is important to note that sales from quarter to quarter depend heavily on marketing promotions and new product releases. Accordingly, results of operations in any one quarter may not be indicative of results of operations for the entire year. See Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors.

Competition

The Company faces intense competition for discretionary consumer spending from numerous other music companies, book publishers and entertainment companies that utilize various formats, including audio recordings, film, video and other media. Integrity competes directly with the products of other record companies, book publishers and music publishers that distribute Christian music and books to Christian bookstores, as well as with a number of secular companies. Many of the Company's competitors have substantially greater financial resources than Integrity. The Company competes on the basis of its ability to produce new products that are attractive to consumers, sign established and new artists, songwriters and authors and gain access to distribution channels.

Many of the Company's competitors have significantly longer operating histories and greater revenues from their music and book product lines. The Company's ability to continue to compete successfully will be largely dependent upon its ability to build and maintain its reputation for quality Christian music and books, as well as other communication products. See Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors.

Employees

As of December 31, 2002, the Company employed 203 individuals, 148 of whom were located at the Company's Mobile, Alabama, headquarters and 20 were located at the Tennessee offices of Integrity Publishers, Inc. and M2 Communications, L.L.C.

The Company has no collective bargaining agreements covering any of its employees, has never experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employees to be good.

Government Regulation

The Company's direct-to-consumer program is subject to federal regulations governing unfair methods of competition and unfair or deceptive acts and practices in or affecting commerce. These regulations generally prohibit the solicitation of any order for sale of merchandise through the mail unless at the time of solicitation the seller has a reasonable basis to expect that he will be able to ship the merchandise within the time period indicated or within thirty days if no time period is indicated. If there is any delay in the applicable time period, the regulations require the seller to give the buyer the option to cancel the order and receive a prompt refund or consent to a delay in shipment. Management believes that the Company is in full compliance with the applicable federal regulations governing its direct-to-consumer programs.

ITEM 2. PROPERTIES.

The Company owns a 25,000 square-foot headquarters and studio facility in Mobile, Alabama, which houses its executive offices, management and sales staff. This facility was constructed in 1983 and is pledged as security for the Company's indebtedness. The Company is in the process of finishing a new 40,000 square foot office building on the Mobile campus. This building will be complete early in the second quarter of 2003 and will become the main building to house the Company's Mobile staff. The Company leases a 30,000 square foot building located in Mobile, Alabama, which houses its distribution and warehousing center. The Company leases 5,400 square feet of office space in Brentwood, Tennessee, to house its book publishing subsidiary, Integrity Publishers, Inc. The Company leases 3,000 square feet of office space in Nashville, Tennessee, to house its M2 Communications, L.L.C. subsidiary. The Company leases office space for International operations in Eastbourne, UK, Singapore, Singapore and Toowoomba, Australia.

ITEM 3. LEGAL PROCEEDINGS.

The Company is not a party to any legal proceedings that management believes will have a material effect on Integrity's business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS.

No matters were submitted to a vote of the Company's stockholders during the fourth quarter of the year ended December 31, 2002.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Integrity's Class A Common Stock is traded on The Nasdaq National Market under the symbol "ITGR". Integrity's Class B Common is not traded on any public market. The table below sets forth the quarterly high and low sales price as reported on The Nasdaq National Market and The Nasdaq SmallCap Market for the Class A Common Stock from January 1, 2001 through March 14, 2003. The last sale price of the Class A Common Stock on March 14, 2003 was $4.55.

	High	Low
Fiscal Year 2001		
First Quarter	$4.06	$2.94
Second Quarter	$5.91	$3.31
Third Quarter	$7.77	$4.81
Fourth Quarter	$8.80	$5.76
Fiscal Year 2002		
First Quarter	$6.45	$4.77
Second Quarter	$7.48	$5.15
Third Quarter	$7.15	$4.65
Fourth Quarter	$5.56	$3.75
Fiscal Year 2003		
First Quarter (through March 14, 2003)	$5.66	$4.25

As of March 24, 2003, there were approximately 113 holders of record and approximately 1,500 beneficial owners of Integrity's Class A Common Stock, and three holders of record of Integrity's Class B Common Stock.

Integrity has never declared or paid any cash dividends on its shares of Class A or Class B Common Stock or any other of its securities. The current policy of Integrity's Board of Directors is to retain any future earnings to provide funds for the operation and expansion of Integrity's business, and, therefore, the Board of Directors does not anticipate paying any cash dividends in the foreseeable future. In addition, Integrity's ability to pay dividends is limited by its existing credit agreement and may be limited in the future by the terms of then-existing credit facilities. See Note 6 of the Notes to Consolidated Financial Statements.

The Company's Class A Common Stock was listed on The Nasdaq SmallCap Market effective October 2, 1998 and on The Nasdaq National Market effective November 20, 2001.

Equity Compensation Plan Information

The following table provides information about the equity securities of the Company that may be issued under all of the Company's existing equity compensation plans as of December 31, 2002.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
	0 (1)	$7.54	350,000
Equity Compensation Plans Approved by Stockholders	297,722 (2)	$3.3807	0
	20,000 (3)	$7.00	40,000
Equity Compensation Plans Not Approved by Stockholders	243,244 (4)	$2.6458	0
	5,000 (5)	$3.8850	0
Total	565,966		390,000

(1) Integrity Incorporated 2001 Long-Term Incentive Plan
(2) Integrity Incorporated 1999 Long-Term Incentive Plan
(3) Integrity Incorporated 2002 Stock Option Plan for Outside Directors
(4) 1994 Stock Option Plan
(5) 1994 Stock Option Plan for Outside Directors

The 1994 Stock Option Plan (the "1994 Plan") permitted grants of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and other stock based awards to employees and officers. Under the 1994 Plan, 243,244 options were outstanding at December 31, 2002. No further options will be granted under the 1994 Plan.

The 1994 Stock Option Plan for Outside Directors (the "1994 Directors' Plan"), granted 1,000 options to purchase Class A Common stock annually to Directors following the annual meeting. Such options have an exercise price equal to the fair market value at grant date and are exercisable six months from date of grant. At December 31, 2002, there were 5,000 options outstanding under the 1994 Directors Plan. No further options will be granted under the 1994 Directors' Plan.

ITEM 6. SELECTED FINANCIAL DATA

The selected historical balance sheet and statement of operations data presented below for each of the five years in the period ended December 31, 2002 have been derived from the Company's audited consolidated financial statements.

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

	Year Ended December 31 (in thousands, except per share data)				
STATEMENT OF OPERATIONS	2002	2001	2000	1999	1998
Net sales	$66,345	$70,958	$51,819	$45,326	$38,847
Cost of sales	32,178	38,089	27,072	22,268	18,254
Gross profit	34,167	32,869	24,747	23,058	20,593
Marketing and fulfillment expenses	13,897	12,815	10,496	10,404	9,023
General and administrative expenses	16,138	14,729	10,698	9,751	8,557
Income from operations	4,132	5,325	3,553	2,903	3,013
Interest expense (net)	273	281	932	1,292	1,529
Other (income) expense	126	184	137	(352)	0
Income before extraordinary item, minority interest and taxes	3,733	4,860	2,484	1,963	1,484
Income tax (expense) benefit	(1,263)	(1,632)	(600)	(481)	467
Minority interest, net of tax	(254)	(105)	(188)	(55)	(200)
Net income before extraordinary item	$2,216	$3,123	$1,696	$1,427	$1,751
Extraordinary item from early extinguishment of debt less taxes of $154	0	(312)	0	0	0
Net income	$2,216	$2,811	$1,696	$1,427	$1,751
Basic EPS					
Income (loss) before extraordinary Item	$0.40	$0.56	$0.30	$0.26	$0.32
Extraordinary item	0	(0.06)	0	0	0
Net income (loss)	$0.40	$0.50	$0.30	$0.26	$0.32
Diluted EPS					
Income (loss) before extraordinary Item	$0.37	$0.50	$0.28	$0.24	$0.30
Extraordinary item	0	(0.05)	0	0	0
Net income	$0.37	$0.45	$0.28	$0.24	$0.30
Weighted average number of shares outstanding					
Basic	5,599	5,638	5,615	5,579	5,514
Diluted	6,010	6,238	6,058	6,032	5,805

	As of December 31 (in thousands)				
BALANCE SHEET DATA	2002	2001	2000	1999	1998
Working capital	$6,236	$8,150	$5,787	$8,179	$ 9,536
Total assets	40,859	31,367	27,232	29,341	31,377
Total bank debt (1)	9,451	4,878	4,034	8,705	12,968
Stockholders' equity	18,053	15,418	15,956	14,289	12,758

(1) Includes discount of $0 at December 31, 2002, $0 at December 31, 2001, $403 at December 31, 2000, $649 at December 31, 1999 and $832 at December 31, 1998.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and the Notes thereto included elsewhere herein.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements. Note that our preparation of this Annual Report on Form 10-K requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. We derive our revenue from two primary sources: (1) product sales from CD's, cassettes, or books; and (2) copyright revenue from third-party use of our product masters and song catalog.

Revenue from product sales is generally recognized when delivery has occurred and at the time title passes to the customer. For direct-to-consumers product sales that allow a trial or acceptance period, title is not deemed to have passed nor revenue recognized until the acceptance periods have expired. Generally, these acceptance periods are fifteen days after receipt of product. Provisions for sales returns and allowances are made against revenue in the period in which the related products are shipped or title passes based on estimates derived from historical data. The allowance is recorded in the period in which the related products are shipped. The returns allowance is presented, along with the allowance for doubtful accounts, as a reduction of accounts receivable in the accompanying financial statements.

Revenue earned from licensing the use of songs or product masters in the Company's song catalogs is generally recognized as payments are received from licensees. If the Company has information related to the licensed use of songs that would result in the revenue being fixed and determinable, and collection reasonably assured, then revenue is recognized in the periods in which the license revenue is earned.

Allowances for Sales Returns and Doubtful Accounts

Specifically, our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Material differences could result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

Similarly, our management must make estimates of the uncollectability of our accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Material differences could result in the amount and timing of expense recorded if management made different judgments or utilized different estimates.

Our accounts receivable balance at December 31, 2002 was $6.8 million, net of allowances for returns of $1.9 million and net of allowances for doubtful accounts of $542,000.

Product Masters

Product masters, which include sound and video recordings and print masters, are amortized over their future estimated useful lives, using a method that reasonably relates to the amount of net revenue expected to be realized, not to exceed a three year period. Management periodically reviews the product masters amortization rates and adjusts the rate based on management's estimates for future sales. In conjunction with such analysis, any amounts that do not appear to be fully recoverable are charged to expense during the period the loss becomes estimable. The costs of producing a product master include the cost of the musical talent, the cost of the technical talent for engineering, directing and mixing, costs for the use of the equipment to record and produce the master, and studio facility charges. A significant portion of these product master costs are capitalized costs of the Company's resources, both personnel and equipment related, that can be primarily associated with the creation of the product master. Because consumer tastes, which are unpredictable and constantly changing, primarily determine the commercial success of any work, estimates must be made regarding future sales. Changes in management's judgment or estimates could result in different amortization rates, or an immediate write-off of the balance related to a product.

Our product masters balance at December 31, 2002 was $3.8 million, net of accumulated amortization of $19.4 million.

Advance Royalties and Royalties Payable

Royalties earned by publishers, authors, producers, songwriters and artists are charged to expense in the period in which the related product sale occurs. Advance royalties paid are capitalized based on past performance, current popularity or judgments made by management of the future success of the artist/author. These royalty advances are deemed to be recoverable from future royalties to be earned by the artist/author. Such capitalized amounts are included as a component of Other Current Assets in the consolidated balance sheet. Any portion of advances that subsequently appear not to be recoverable from future royalties are charged to expense during the period the loss becomes evident. The amount of advance royalties and prepaid publishing totaled $1.9 million at December 31, 2002. The Company expects that any royalty advances will be recouped over future sales, however, should circumstances prove otherwise, such amounts would be expensed immediately

Royalties payable to publishers, authors, producers, songwriters and artists from the related product sale or from the related copyright revenues are recorded in the period in which the revenue is recognized. Royalties payable are reduced for the estimated royalties that will not be paid due to product returns and bad debts based on historical experience. Royalty payments for music products are generally made on a quarterly basis, 45 days after the end of a quarter. Royalty payments to publishers, authors and literary agents for book products are generally made in six-month cycles, 60 to 90 days after the close of a period. The amount of royalties payable totaled $6.3 million at December 31, 2002.

Intangible Assets

In conjunction with the acquisition of M2 Communications, L.L.C. on June 28, 2002, the Company recorded $5.1 million of artists contracts as an intangible asset. This asset is amortized on a straight-line basis over the remaining life of the underlying contracts. The Company will review the carrying value of the artists contracts whenever events or changes in circumstances indicate that the carrying amount of such contracts indicate that the value thereof may not be recoverable. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

OVERVIEW

Integrity Media, Inc. is a media/communications company that produces, publishes and distributes Christian music, books and related products. Integrity's music product formats include cassettes, compact discs, videos, DVD's and printed music. The Company produces Praise and Worship music in different musical styles for specific audiences such as children's music, gospel music for the African-American audience, youth music and live worship music for adult audiences. In July 2002, Integrity announced the purchase of M2 Communications, L.L.C., an artist-based independent Christian music company headquartered in Nashville, Tennessee. The purchase of M2 Communications, L.L.C. allows the Company to enter the Pop segment of Christian music, which represents over 30% of the Christian music market. The Company's Integrity Publishers division, created in 2001, produces and publishes Christian books. The first product offerings were released in the third quarter of 2002, with a total of 16 books published during the year. The Company first recorded sales from the M2 Communications, L.L.C. and Integrity Publishers divisions in the third quarter of 2002.

Integrity's recorded music products fall into two broad categories (i) concept products which are centered on a specific theme, such as Praise and Worship music and (ii) artist products, in which the artist is the focal point. In addition to recorded music, Integrity produces Christian music video products for certain Praise and Worship artists. Integrity's products also include software and printed music, such as songbooks and sheet music, designed primarily for distribution to churches and choral groups. Integrity's book products are categorized in one of four categories: Inspirational, Christian Living, Youth or Fiction.

Integrity's products are sold primarily through retail stores and direct-to-consumers throughout the United States and in 167 other countries worldwide. The Company has determined that its business is operated in segments based on distribution channels. For specific information regarding the financial performance of each segment, see Note 10 of the Notes to Consolidated Financial Statements.

These distribution channels are Retail, Direct to Consumers, International, Book Publishing and Other channels. The Retail channel primarily represents sales to Christian retailers through Word, special event sales, sales of choral products and sales to the general market through Sony Music Entertainment and its subsidiary Epic Records. Direct-to-Consumers primarily represents sales from direct mail programs but also includes Internet sales, television sales and sales of print products directly to churches, including sales of the Celebration Hymnal through a joint venture controlled by the Company. The International channel represents an international distribution network that reaches markets in 167 countries. All transactions with foreign entities, whether they are shipped from the United States or from one of the Company's three subsidiaries in Singapore, the United Kingdom and Australia, are reported in this segment. Christian retailers are the primary distribution channel for this segment, but there are also direct mail and other techniques used for these markets. The Book Publishing segment represents sales by our Integrity Publishers, Inc. division and includes sales to Christian retailers as well as sales to the general retail market. The Other segment includes copyright revenue and other distribution sales.

The following historical analysis shows the percentage of sales by segment:

	2002	2001	2000
Retail Markets	50.2%	47.1%	50.1%
Direct-to-Consumer	24.1%	41.7%	30.9%
International	14.6%	11.2%	14.5%
Book Publishing	6.2%	0%	0%
Other	13.6%	12.7%	14.2%
Eliminations	(8.7%)	(12.7%)	(9.7%)

The Direct-to-Consumer segment, as a percent of total sales, decreased largely due to the decline in sales to Time Life for the Songs4Worship continuity program. As a result, the Retail, International, Book Publishing and Other segments increased as a percent of total sales as compared to 2001. The increase in the Book Publishing segment was due to Integrity's publishing division releasing its first product offerings in the third quarter of 2002.

The Company's operating results may fluctuate significantly due to new product introductions, the timing of selling and marketing expenses, seasonality and changes in sales and product mixes.

Results of Operations

The following table sets forth consolidated operating results expressed as a percentage of net sales for the periods indicated.

	Percentage of Net Sales Year Ended December 31		
	2002	2001	2000
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	48.5%	53.7%	52.2%
Gross Profit	51.5%	46.3%	47.8%
Marketing and Fulfillment Expenses	20.9%	18.1%	20.3%
General and Administrative Expenses	24.3%	20.8%	20.6%
Income from operations before taxes and minority interest	5.6%	6.8%	4.8%

The year ended December 31, 2002 ("2002") compared to the year ended December 31, 2002 ("2001")

Net sales decreased 6.5% to $66.3 million in 2002 from $71.0 million in 2001. The overall decrease was due to the decline in sales of our Songs4Worship series and WoW Worship products. *Songs4Worship sales declined $11.1 million, or 45.3%, from $24.5 million in 2001 to* $13.4 million in 2002. Songs4Worship is a continuity series of Praise and Worship compilations developed in partnership with Time Life Music. The series was launched in late 2000 and "generated the strongest initial response for a music product launch in Time Life Music's history." The Songs4Worship series' debut title, "Shout To The Lord," attained gold, platinum and multi-platinum certification with sales of over 2.4 million double CD units. The success of this launch resulted in record revenues for the Company in 2001. Since the majority of the Songs4Worship sales were generated from Time Life and Company-managed continuity clubs, this decline in revenues from Songs4Worship products was predicted and anticipated. Sales of WoW Worship products declined $4.9 million, or 75.4%, from $6.5 million in 2001 to $1.6 million in 2002. The WoW Worship albums, also a compilation of Praise and Worship songs, were developed in partnership with two other Christian music companies. The partnership agreement provided for the development, release, and marketing of three albums – WoW Worship Blue in 1999, WoW Worship Orange in 2000, and WoW Worship Green in 2001. Since this WoW agreement was not renewed, there was not a WoW Worship product release in the year 2002, resulting in the revenue decline.

The Company continues to sell and market all products in the Songs4Worship and WoW Worship series. Management also continues discussion and testing with Time Life and other partners regarding new product ideas and line extensions. In July, 2002, the Company announced the launch of a new product – Integrity's iWorship. Positioned as a "Total Worship Experience", this new product features a series of double CD's offering the most popular contemporary and emerging modern Christian songs in the world, as determined by Soundscan and CCLI (Christian Copyright Licensing Inc.). In addition, the collection will feature a line of DVDs especially designed to enhance the worshiper's experience through visuals combined with sing-along lyrics and click tracks for musicians and worship leaders. Considered by the Company to be the WoW Worship replacement, Integrity's iWorship is jointly developed by M2 Communications, L.L.C. (M2), a wholly-owned subsidiary of the Company, and another independently-owned Christian music company.

Partially offsetting the sales decline of the Songs4Worship and WoW Worship products in 2002 were the sales of Integrity Publishers, Inc. and M2 Communications, L.L.C. Integrity Publishers, the Company's Christian book publisher and subsidiary, began as a start-up in August, 2001 and released its first catalog of titles in the third quarter, 2002. Revenues for the year totaled

$4.1 million and included titles such as "God Will Make a Way" by John Townsend and Henry Cloud; "My Heart's Desire" by David Jeremiah; "God at Ground Zero" by Ray Giunta; and "All Is Well" by Frank Peretti. Integrity Publishers continues to be well received by both consumers and authors. The Company is very optimistic about the future success of this division. M2 Communications, L.L.C. (M2), a Christian music label acquired in June 2002, recorded 2002 revenues of $7.6 million. The best sellers were "Almost There" and "Spoken For" by Mercy Me; and "All Right Here" by Sarah Groves.

To summarize the segments of the Company, sales in the Retail segment were flat with revenues of $33.3 million in 2002 compared with revenues of $33.4 million in 2001. Significant items included in this segment in 2002 were the M2 sales of $7.6 million, Integrity's iWorship sales of $2.0 million, the decline in WoW Worship sales of $4.9 million and a reduction in Songs4Worship sales of $3.0 million. Sales in the Direct-to-Consumer segment decreased $13.6 million, or 45.9%, due primarily to a reduction in Songs 4 Worship sales of $12.4 million. Sales in the International segment increased $1.8 million, or 22.1%, from $7.9 million in 2001 to $9.7 million in 2002 due to the increase in Songs4Worship sales in the United Kingdom and Australia. Songs4Worship products were introduced into the International markets after the success was proven in the United States. As a result, the International success of Songs4Worship was primarily in the year ended 2002. International sales in Latin America and Singapore continued to be negatively impacted by the poor economic conditions in those countries. Management expects that these conditions will continue into 2003. Sales in the Book Publishing segment in 2002 were $4.1 million compared to none in 2001. Revenues in the Other segment were flat with revenues of $9.1 million in 2002 compared with revenues of $9.0 million in 2001.

Gross profit increased $1.3 million, or 4.0%, to $34.2 million in 2002 compared to $32.9 million in 2001. Although sales declined in 2002 compared to 2001, gross margins increased in 2002 due to a reduction of product amortization of $2.0 million in 2002 compared to 2001 and from additional inventory reserves booked in 2001. Gross profit as a percentage of sales increased to 51.5% in 2002 compared to 46.3% in 2001 due to these two adjustments and due to the reduction of the lower-margin Time Life Songs4Worship sales and the declines in the low-margin WoW Worship albums. Gross margins on sales to Time Life are lower because sales are made to them at wholesale prices. The WoW Worship albums carry a lower gross profit percentage due to the higher royalty payouts required by the partnership agreement. The gross margin percentage in the Retail segment declined slightly from 45.8% in 2001 to 44.8% in 2002 due to the lower margin sales of M2. Because the majority of the M2 artists assume the costs of marketing and promoting their products, royalties are higher and margins lower in M2. The gross margin percent in the Direct-to-Consumer segment increased from 42.6% in 2001 to 52.5% in 2002 due to the decrease of Songs4Worship sales in 2002. The gross margin percentage in the International segment declined from 58.2% in 2001 to 46.7% in 2002 due to the increase in the lower-margin Songs4Worship sales in 2002. The gross margin percentage in the Book Publishing segment was 57.4% in 2002. This percentage is higher than forecasted due to lower product and royalty costs. Management expects that gross margins in 2003 for the book division will be in the range of 50% to 52%. The gross margin percentage in the Other segment increased from 7.3% in 2001 to 48.4% in 2002. The gross margin and gross margin percentage in the Other segment were negatively impacted in 2001 due to additional product masters amortization, additional reserves for inventory, and additional reserves for returns. These expenses in the Other segment are included in cost of sales but were not allocated to specific segments.

The Company's gross margins are historically higher in the Direct-to-Consumer segment, where sales are generally at retail value. The Retail segment's gross margin is affected by the sales mix of products that we distribute for third parties and artists products, which generally have lower gross margins than concept products. Management expects gross margins in 2003 to be comparable to those reported in 2002.

The following table shows the gross margin by operating segment:

Gross margin	Year Ended December 31 2002	2001
Retail	44.8%	45.8%
Direct-to-Consumer	52.5%	42.6%
International	46.7%	58.2%
Book publishing	57.4%	0
Other	48.1%	7.3%
Eliminations	(6.3)%	(3.4)%
Consolidated	51.5%	46.3%

Operating profit in the Retail segment decreased 25% from $7.0 million in 2001 to $5.3 million in 2002. This decrease was due primarily to increased marketing expenses of $700,000 and increased general and administrative expenses of $1.1 million. The increase in marketing expenses was primarily due to the launch of iWorship and other marketing expenditures related to CBA product releases. The increase in general and administrative expenses was due to the addition of M2 Communications, L.L.C. in this segment. Approximately $400,000 of the $1.1 million increase in general and administrative expenses was amortization expense related to the acquisition of M2. Marketing and fulfillment expenses increased 3.6% in 2002 compared to 2001. As a percentage of sales, marketing and fulfillment expenses in the Retail segment increased from to 20.7% in 2001 to 21.5% in 2002. As a percentage of sales, general and administrative expenses increased from 4.0% in 2001 to 7.3% in 2002.

Operating profit in the Direct-to-Consumer segment decreased 69% from $5.8 million in 2001 to $1.8 million in 2001 due to the reduction in Songs4Worship sales. Marketing and fulfillment expenses overall declined 2% in 2002 compared to 2001. As a percentage of sales, marketing and fulfillment expenses increased from 17% in 2001 to 31% in 2002. This percentage in 2001 was lower because Songs4Worship sales to Time Life did not require any marketing or fulfillment expenses.

Operating profit in the International segment decreased 18% from $1.6 million in 2001 to $1.3 million in 2002 due primarily to additional reserves for inventory and bad debts required in Singapore. As a percentage of sales, marketing and fulfillment expenses decreased from 13.0% in 2001 to 10.0% in 2002 due to the increase in Songs4Worship sales in 2002. As a percentage of sales, general and administrative expenses declined from 24.9% in 2001 to 23.1% in 2002.

Operating losses in the Book Publishing segment were $560,000 in 2002 compared to an operating loss of $554,000 in 2001. Beginning as a start-up in August 2001, this segment incurred an operating loss in 2001 due primarily to general and administrative expenses incurred during its start-up year. For the first half of 2002, general, administrative, and marketing expenses continued to be incurred in preparation for its first release of books in the third quarter, 2002. For the year, the Book Publishing segment recorded revenues of $4.1 million, all in the third and fourth quarters. Marketing and fulfillment expenses were $1.1 million for 2002 compared to $100,000 in 2001. General and administrative expenses were $1.8 million for 2002 compared to $454,000 in 2001.

Operating profit in the Other segment increased $3.5 million from $226,000 in 2001 to $3.7 million in 2002. This increase was primarily due to a reduction of product masters amortization of $2.0 million in 2002 compared to 2001 and from additional inventory reserves booked in 2001.

Marketing and fulfillment expenses increased $1.1 million or 8.4% from $12.8 million in 2001 to $13.9 million in 2002 due to additional expenses incurred for Integrity Publishers and M2 Communications, L.L.C. Combined, these two entities incurred additional marketing and fulfillment expenses of $2.2 million in 2002 compared to 2001. As a percentage of sales, the Company's marketing and fulfillment expenses increased from 18.1% in 2001 to 20.9% in 2002.

General and administrative expenses increased $1.4 million, or 9.6%, from $14.7 million in 2001 to $16.1 million in 2002. This increase was primarily the result of additional expenses incurred by Integrity Publishers and M2 Communications, L.L.C. Combined, these two entities incurred additional general and administrative expenses of $2.3 million in 2002 compared to 2001.

Income from operations decreased 22.4% to $4.1 million in 2002, from $5.3 million in 2001 due primarily to the decline in revenues, increases in Marketing and Fulfillment expenses, and increases in General and Administrative expenses. As a percentage of sales, operating income decreased to 6.2% in 2002 from 7.5% in 2001.

Net Interest expense decreased to $273,000 in 2002, from $281,000 in 2001. The primary reason for the decrease in 2002 compared to 2001 is that the 2001 amount included a charge of $102,000 for amortization of debt discount related to the credit facility with Bank Austria. This credit facility with Bank Austria ended as of April 25, 2001 when the Company entered into a new facility with LaSalle Bank N.A. Excluding this amortization from 2001, net interest expense increased $94,000 or 52.5% in 2002 compared to 2001. This increase was due to a combination of higher debt levels in 2002 partially offset by lower average interest rates in 2002. Average debt levels increased from $3.9 million in 2001 to $7.4 million in 2002. Average interest rates declined from 6.7% in 2001 to 4.6% in 2002.

The Company recorded a net expense for income taxes during 2002 of $1.3 million, compared to $1.6 million in 2001. During 2002, the Company's effective tax rate was 33.8% compared to 33.6% in 2001. On a going-forward basis, the Company expects an effective tax rate in 2003 of approximately 34% to 36%.

The year ended December 31, 2001 ("2001") compared to the year ended December 31, 2000 ("2000")

Net sales increased 36.9% to $71.0 million in 2001 from $51.8 million in 2000. The increases were mainly attributable to increases in the Direct-to-Consumer and Retail segments. Major new releases in 2001 included WoW Worship Green and various releases of the Songs4Worship series. In 2001, new products accounted for 3.9 million units, or 29.1% of the total units sold. The new products released in 2001 featured several of Integrity's best-selling artists such as Paul Wilbur, Paul Baloche, Ron Kenoly and Don Moen. Three of the best selling albums of the year were Songs4Worship "Shout To The Lord," Songs4Worship "Be Glorified" and WoW Worship (Green). All three of the albums are compilations of the "best" Praise and Worship songs. The WoW albums were created in partnership with two other Christian Praise and Worship song providers. Songs4Worship is a continuity series of Praise and Worship compilations developed in partnership with Time Life Music. According to Time Life Music, the Songs4Worship continuity series, released in the fourth quarter of 2000, "generated the strongest initial response for a music product launch in Time Life Music's history." Over 1 million consumers joined Time Life Music's continuity series that was advertised on mainstream television in the United States. Time Life Music spent the equivalent of $30 million in television advertising for this series. Due to the success of the Songs4Worship series and the WoW albums, substantial progress was made in 2001 in broadening the overall market for Praise and Worship music. Due primarily to the success of Time Life Music's Songs4Worship continuity program, sales in the Direct-to-Consumer segment increased 84.8% to $29.6 million in 2001 from $16.0 million in 2000. Due to the retail release of the Songs4Worship albums, sales in the Retail segment increased 28.7% to $33.4 million in 2001, from $26.0 million in 2000. Total WoW sales were $6.5 million in 2001 as compared to $7.5 million in 2000. Revenues in the International segment increased 5.8% to $7.9 million in 2001 from $7.5 million in 2000, due primarily to the release of the Songs4Worship series in Australia and New Zealand. Other International divisions and subsidiaries were impacted negatively due to local competitive pressures and declining economic conditions in their areas, especially Singapore and Latin America. These conditions continued in 2002. Revenues in the Other segment increased 23.3% to $9.0 million in 2001, from $7.3 million in 2000, due primarily to additional song copyright royalties generated from the increase in product sales and third party use. Due primarily to the increase in sales, bad debts and returns were $6.7 million in 2001, compared to $4.8 million in 2000.

Gross profit increased 32.8% to $32.8 million in 2001 from $24.7 million in 2000, due primarily to the increases in revenue discussed previously. Gross profit as a percentage of sales was 46.3% and 47.8% for the years ended December 31, 2001 and 2000, respectively. The decrease in gross profit as a percentage of sales was primarily due to the Songs4Worship sales to Time Life and due to an increase in the reserves for excess and obsolete inventory. The gross margin percentage on sales to Time Life is lower because the Company sells the product to Time Life at a wholesale price. Additionally, Time Life has no right of return on products sold to them.

The gross profit percentage in the Direct-to-Consumer segment declined to 42.6% in 2001 from 47.5% in 2000. The decline is attributable to Songs4Worship sales whose gross margins are lower as the Company sells the product to Time Life at a wholesale price. The gross profit percentage in the Retail segment increased to 45.8% in 2001 from 45.2% in 2000, due primarily to the retail releases of the Songs4Worship products. The gross profit percentage in the International segment increased slightly to 58.2% in 2001 from 58.0% in 2000. Additionally, reductions in the carrying value of product masters as a result of management's periodic estimates of the eventual recoupment of production costs increased to $1,356,000 for the year ended December 31, 2001, as compared to $992,000 for the year ended December 31, 2000. These amounts are included in cost of sales but are not specifically allocated to the segments.

The Company's gross margins are generally higher in the Direct-to-Consumer segment, where sales are generally at retail value. However, the Songs4Worship release is sold to Time Life at a wholesale value and significantly lowered the gross margin for this segment in 2001. The Retail segment's gross margin is also affected by the sales mix of products that we distribute for third parties and artists products, which generally have lower gross margins than concept products.

The following table shows the gross margin by operating segment:

	Year Ended December 31	
Gross margin	2001	2000
Retail	45.8%	45.2%
Direct-to-Consumer	42.5%	47.5%
International	58.2%	58.0%
Other	7.3%	18.4%
Eliminations	(3.4)%	(6.2%)
Consolidated	46.3%	47.8%

Operating profit in the Direct-to-Consumer segment increased 94.3% to $5.8 million in 2001 from $3.0 million in 2000 due to the Songs4Worship sales mentioned earlier. Total gross margins increased 30%, though the mix of Songs4Worship sales resulted in a decline of the gross margin percentage from 47.6% in 2000 to 42.6% in 2001. Marketing and fulfillment expenses increased 57% compared to 2000 due to additional direct mail and marketing expenses for the Company's own Songs4Worship continuity club. As a percentage of sales, marketing and fulfillment expenses decreased from 20.0% in 2000 to 17.0% in 2001.

Operating profit in the Retail segment increased 61.4% to $7.0 million in 2001 from $4.4 million in 2000. This increase was due to the success of the Songs4Worship series in CBA stores and in the general market. Operating profits from CBA and general market revenues were up 54% and 227% in 2001, respectively, compared to 2000. Marketing and fulfillment expenses increased 9.0% in 2001 compared to 2000, due to increased revenues. As a percentage of sales, marketing and fulfillment expenses in the Retail segment declined from 24.5% in 2000 to 20.7% in 2001.

Operating profit in the International segment decreased slightly to $1.6 million in 2001 from $1.7 million in 2000. The success of the Songs4Worship series in Australia resulted in a 5.7% increase in revenues and a 6% increase in gross margins for the overall International segment in 2001 compared to 2000. However, an 8.7% increase in marketing expenses and additional bad debt reserves for the Latin American market resulted in an overall decline in operating income in 2001 compared to 2000.

Operating profit in the Other segment decreased $284,000, or 65.7%, in 2001 compared to 2000, due to a combination of factors. Due to increased sales for the year, copyright revenue and margins increased 22.4% and 20.5%, respectively, in 2001 compared to 2000. However, additional reserves for excess and obsolete inventory absorbed by this segment in 2001 resulted in an overall decline in operating profit compared to 2000.

Marketing and fulfillment expenses increased 22.1% from $10.5 million in 2000 to $12.8 million in 2001, due primarily to additional direct mail and marketing expenses incurred in the Company's Songs4Worship continuity club and the additional fulfillment expenses resulting from increased sales. As a percentage of sales, the Company's marketing and fulfillment expenses declined from 20.2% in 2000 to 18.1% in 2001. This decline was because the Company bears no marketing and fulfillment expenses on Songs4Worship sales to Time Life and Songs4Worship sales into the general market.

General and administrative expenses increased 37.7% from $10.7 million in 2000 to $14.7 million in 2001. This increase was primarily the result of additional personnel costs, increased professional fees, and the start-up expenses for Integrity Publishers. The increase in personnel costs is due to strategic additions in headcount for our Vertical and Urban product channels as well as added resources in the areas of marketing and radio promotion. In addition, increases in commissions and incentive compensation substantially increased personnel expenses compared to 2000. Professional fees increased primarily due to additional focus on investor relations and additional legal fees for trademark protection matters.

As a result of the above, income from operations increased 48.5% to $5.3 million in 2001 from $3.6 million in 2000. As a percentage of sales, operating income increased to 7.4% in 2001 from 6.9% in 2000.

Interest expense decreased to $281,000 in 2001 from $932,000 in 2000. The decrease was a result of lower average indebtedness in 2001.

In the quarter ended December 31, 2001, the Company and its outside tax advisors undertook an extensive review of all deferred and current tax accounts. As a result of this evaluation, an additional tax expense of $280,000 was recorded in the fourth quarter of 2001. The Company recorded a net expense for income taxes during 2001 of approximately $1.6 million compared to $600,000 in 2000. During 2001, the Company's effective tax rate was 33.6% (24.1% in 2000), which reflected the benefit of certain foreign and AMT (alternative minimum tax) tax credits.

Liquidity and Capital Resources

The Company historically has financed its operations through cash generated from operations and from borrowings under a line of credit and term notes as needed. The Company's need for cash varies from quarter to quarter based on product releases and scheduled marketing promotions. The Company's principal uses of cash historically have been the production of product masters to build the Company's product master library and debt service. It is from these product masters that the Company's products are duplicated and distributed to customers. The Company believes that its working capital and funds available under its credit facility will be sufficient to fund its operating and capital requirements for the fiscal year ending December 31, 2003 and beyond.

Cash generated from operations totaled $6.0 million, $13.5 million and $9.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decreases from 2001 to 2002 resulted primarily from reductions in net income, decreases in amortization, and net increases in working capital accounts. The increases from 2000 to 2001 resulted primarily from improved operating results.

Investing activities consumed $12.3 million, $4.2 million and $3.9 million of cash in 2002, 2001 and 2000, respectively. The major categories of investing activities are purchases of property and equipment and payments for product masters. For 2002, the acquisition of M2 Communications, L.L.C. in the amount of $4.8 milion (net of cash acquired) is also included as an investment activity. Purchases of property and equipment totaled $3.9 million, $0.9 million and $0.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Capital purchases for 2002 included $2.3 million of costs associated with the completion of a new building and the expansion of parking facilities at the Company's corporate campus in Mobile, Alabama. Construction began in early summer 2002 with occupancy expected for mid-2003. Additional expenditures of approximately $3.2 million are expected to be incurred in 2003 toward the completion of this facility. Total capital costs associated with this expansion is expected to be approximately $5.5 million. In addition, capital costs of $760,000 were incurred during 2002 for the purchase and development of a new software system for the Company. This new system is expected to be operational in mid-2003. Other capital expenditures were primarily for computer equipment and general improvements on the Company's corporate headquarters. The Company also invested $3.7 million, $3.3 million and $4.1 million in new product masters during 2002, 2001 and 2000, respectively. The Company expects its investments in product masters during 2003 to be approximately $4.7 million in order to properly support the growth in projected revenue.

The Company's financing agreement with Bank Austria in effect through April 25, 2001 included a revolving credit facility and a term loan that were payable through August 2002. As part of this agreement, Bank Austria held 818,897 warrants with an exercise price of $1.875 that were exercisable into the Company's Class A common stock and would expire in 2006. On April 25, 2001, the Company entered into a new $20 million, five-year secured credit facility with LaSalle Bank N.A. The original credit agreement included a $6 million line of credit, an $11 million secured term loan, and a $3.0 million mortgage term loan. Through this new credit facility, the Company repaid in full all debt under its previous credit facility with Bank Austria. In connection with the early extinguishment of the previous facility, during 2001 the Company recorded a $312,000 charge (net of tax) related to the write-off of unamortized financing costs. In addition, on September 26, 2001, the Company repurchased the 818,897 warrants from Bank Austria for approximately $3.4 million in cash.

At December 31, 2001, the Company had available borrowings from the LaSalle facility of $6.0 million under the line of credit, $3.0 million under the mortgage term loan, and $1.5 million under the secured term loan. Of the original $11.0 million initial term facility, $3.0 million was used for the pay-off to Bank Austria, $3.4 million was used for the warrant repurchase, and $3.1 million expired, leaving $1.5 million available at December 31, 2001. The $3.1 million portion expired unused on December 19, 2001, after extension of the original expiration date of October 22, 2001, due to time and use restrictions as detailed in the original credit agreement. On March 30, 2002, the term facility was amended to decrease the allowed borrowings under this secured term facility to $6.4 million and the mortgage term loan was amended to increase the allowed borrowings for this facility to $4.6 million. On June 28, 2002, the term facility was again amended to increase the total allowed borrowings to $9.4 million, an increase of $3.0 million. On June 28, 2002, the Company then used this additional $3 million to partially fund the acquisition of M2 Communications, L.L.C. On December 31, 2002, the mortgage term facility was amended to increase the allowed borrowings to $5.1 million. At December 31, 2002, the Company had available borrowings from the LaSalle facility of $6.0 million under the line of credit, $3.0 million under the mortgage term loan, and zero under the secured term loan.

At December 31, 2001, there was no balance outstanding under the line of credit and $4.9 million outstanding under the term loan with LaSalle Bank N.A. At December 31, 2002, there was no balance outstanding under the line of credit, $7.6 million outstanding under the term loan, and $1.8 million outstanding under the building loan. During the years ended December 31, 2002, 2001 and 2000, the Company made net payments of $2.4 million, $2.1 million and $4.9 million, respectively, under such agreements. The Company's minimum payments due in 2003 related to its borrowings are $2.7 million, however, the Company may elect to make additional payments.

In the original credit agreement, the LaSalle loan carries an interest rate of the bank's base rate plus a margin ranging from 0% to 0.5% or LIBOR plus a margin ranging from 2.25% to 3.0%. The actual margin is a function of the Company's leverage ratio as calculated quarterly. At December 31, 2002 the balance due on the LaSalle loan carried an interest rate of 4.75%. Company is in compliance with all debt covenants.

The line of credit and term loan with LaSalle contain restrictive covenants with respect to the Company, including, among other things, limitations on the payments of dividends, the incurrence of additional indebtedness, certain liens and require the maintenance of certain financial ratios. Substantially all of the Company's assets are pledged as collateral for these loans.

Aggregate principal maturities of long-term debt at December 31, 2002 are as follows:

Fiscal Year	Total (in thousands)
2003	$2,690
2004	2,690
2005	2,690
2006	672
	$8,742

During 2002, the Company paid $250,000 as a distribution to "The Celebration Hymnal" joint venture partner.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (SFAS 141), *Business Combinations*, and Statement No. 142 (SFAS 142), *Goodwill and Other Intangible Assets*. SFAS 141 supercedes APB 16, *Business Combinations*, and requires the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS 142 supercedes APB 17, *Intangible Assets* and primarily requires that goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually at a reporting unit level. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 and SFAS 142 had no effect on the Company's financial position, results of operations or cash flows.

In August 2001, FASB issued SFAS No. 143, (SFAS 143), *Accounting for Asset Retirement Obligations*, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. The Company believes that the adoption of SFAS 143 will not have a significant impact on its financial position, results of operations or cash flows.

In October 2001, FASB issued SFAS No. 144, (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*, which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. SFAS 144 develops an accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. The Company adopted SFAS No.144 as of January 1, 2002 with no significant impact on its financial position, results of operations or cash flows.

In November 2001, the FASB's Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 01-09, *"Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products,"* which is a codification of EITF 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor's products is a reduction in the selling prices of the vendor's product and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement which could lead to negative revenue under certain circumstances. Revenue reduction is required unless the consideration related to a separate identifiable benefit and the benefit's fair value can be established. This provision was adopted by the Company beginning in the first quarter of 2002. This change has resulted in a reduction of net sales of $264,000 and $258,000 for the years ended December 31, 2002 and 2001, respectively.

In April 2002, FASB issued SFAS No. 145, (SFAS 145) *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, which is effective for transactions occurring after May 15, 2002 and fiscal years beginning after May 15, 2002. SFAS 145 rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements* and amends FASB Statement No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, as well as, amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. When the Company adopts SFAS 145, the extra ordinary item in 2001 will be reclassified into operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, such as restructuring, involuntarily terminating employees, and consolidating facilities, initiated after December 31, 2002. The Company believes that the adoption of SFAS 146 will not have a significant impact on its financial position, results of operations or cash flows.

In November 2002, the FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. The interpretation provides guidance of the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company has adopted the disclosure requirements of the interpretation as of December 31, 2002. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet. The Company believes that the adoption of FIN No. 45 will not have a material impact on its financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 will apply to revenue arrangements entered into after June 30, 2003; however, upon adoption, the EITF allows the guidance to be applied on a retroactive basis, with the change, if any, reported as a cumulative effect of accounting change in the consolidated statements of operations. The Company believes that the adoption of EITF Issue No. 00-21 will not have a significant impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of FIN No. 46 will not have a significant impact on its financial position, results of operations or cash flows.

Reclassifications

Certain of the comparative figures in the prior period financial statements have been reclassified to conform to the current period presentation.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy and relative stability in the Company's cost of sales. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, inflation may affect the Company's business in the future.

RISK FACTORS

Our markets are highly competitive.

The markets for Christian music, books and related products are highly competitive. We face competition from other record companies, music publishers, book publishers, entertainment companies and multimedia companies that seek to offer recorded music, video products, software, printed music and books to the public. Many of these competitors, as well as a number of potential new competitors, have significantly longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. This provides them with the ability to launch more new products, spend more on marketing those products, and pay more to artists, authors and songwriters for new music, book manuscripts and songs. Our ability to compete in this market depends largely on:

- The skill and creativity of our employees and their relationships with artists and authors,
- Our ability to recruit and retain new and established artists, songwriters, authors and distributive relationships,
- Our continued ability to attract and retain highly capable management personnel
- The expansion and utilization of our song catalog,
- The acquisition of licenses to enable us to create compilation packages,
- The effective and efficient marketing and distribution of our products, and
- Our ability to build upon and maintain our reputation for producing, licensing, acquiring, marketing and distributing high quality Christian media products.

In addition, the future success of our sales and marketing efforts through the Internet will be affected by existing competition and by additional entrants to the electronic commerce market.

Our business is subject to constantly changing consumer tastes.

Our products consist of recorded music, video productions, books and printed music. Each music or video recording, book or printed product is an individual artistic work. The commercial success of a music or video recording, book or printed product depends on consumer taste, the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Accordingly, there can be no assurance as to the financial success of any particular product, the timing of such success, or the popularity of any particular artist or author.

Our future success depends on our ability to continue to develop recorded music, videos, books, printed music and other content that is interesting and engaging to our target audience. If our audience determines that our content does not reflect its tastes, then our audience size could decrease, which would adversely affect our results of operations. Our ability to develop compelling content depends on several factors, including the following:

- quality of our editorial staff;
- technical expertise of our production staff;
- access to worship leaders;
- access to songwriters;
- access to authors.

Furthermore, we must invest significant amounts for product development prior to the release of any product. These costs may not be recovered if the release is unsuccessful. There can be no assurance that our products will be successful releases or that any product will generate revenues sufficient to cover the cost of product development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our business is dependent on access to distribution channels.

We distribute our products through a multi-channel distribution system comprised of:

- direct-to-consumer sales;
- retail sales;
- international, and
- license arrangements.

The direct-to-consumer channel primarily represents sales from direct mail programs such as our continuity clubs, direct response television to Time Life Music, Internet sales and sales directly to churches, including through the Company's hymnal joint venture. Members of a continuity club receive monthly mailings containing a feature recording, which they may then accept and pay for or return within a specified time. The performance of these clubs could be affected by a number of factors including:

- the maturity of our mailing lists, such that consumers no longer desire our products and cancel their participation;
- our failure to expand and revise our mailing lists to include new potential customers, or the inability to secure new mailing lists from which to build ours;
- our failure to offer new and appealing products to these customers; and
- increases in the cost of mailing and shipping, or increased regulation of mail order sales.

In addition, our results could also be affected if Time Life Music were to reduce its marketing efforts for the Songs4Worship continuity series on television, or if the consumer popularity of the iWorship and Songs4Worship products were to decline.

We also sell our products through the Internet through our websites www.integritymusic.com and www.songs4worship.com. Revenues from these sites are not currently a significant part of our business. The future success of on-line sales and marketing efforts cannot be adequately determined at this time, particularly due to the short history of the electronic commerce market. Results will also be affected by existing competition and by additional entrants to the market, many of whom may have substantially greater resources than we.

Currently, we rely on Word's sales force to perform Christian retail market sales functions of our music products, pursuant to a contract with them that extends through January 2004. Also, we depend on a global marketing and distribution agreement with Sony Music Entertainment and its subsidiary Epic Records for the distribution of our releases in the general retail markets. In addition, our Christian book publishing division depends on the retail and general market sales functions of G.L. Services.

Our International area is dependent on our subsidiaries and a network of independent distributors and exporters reaching markets in 167 countries.

Our retail and international distribution channels rely heavily on third parties to sell and deliver our products. We cannot quickly replace these third parties should they fail to perform, nor can we assume their duties in a timely manner. As a result, the failure by any of these parties to fulfill their duties effectively and efficiently will immediately and adversely affect our results of operations.

Should we encounter difficulty with our existing distribution methods, or be unable to further develop our distribution systems successfully in the future, our business, results of operation and financial condition may be materially adversely affected.

Because spending on our products is dependent on discretionary consumer spending, we are susceptible to fluctuations in general economic conditions.

We believe that revenue from sales of recorded music, video products, software, printed music and books are dependent on discretionary consumer spending. Our revenue will therefore be subject to fluctuations based upon general economic conditions in the United States and the foreign countries in which we do business. If there is a general economic downturn or recession in the United States or in such foreign countries, general consumer spending in these markets likely would decline, and our revenues may decrease as a result.

We depend on the continued popularity of Christian music and books.

We produce records, video productions and printed music in the Christian music segment of the industry. We produce books in the Christian book segment of the industry. Our artists and authors are all in these segments of the respective markets. Although we believe that these sectors will continue to grow, consumer taste is unpredictable and constantly changing. If tastes move away from this type of music and books, and we do not develop any alternatives, we may not be able to sell enough recordings and books to be profitable.

We may have difficulty enforcing our intellectual property rights.

We consider our copyrights, trademarks and other similar intellectual property to be a valuable part of our business. To protect our intellectual property rights, we rely upon copyright and trademark laws, as well as confidentiality agreements with our employees and consultants. The decreasing cost of electronic equipment and related technology, however, has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. A substantial portion of our revenue comes from the sale of audio and audiovisual products potentially subject to unauthorized copying. Similarly, advances in Internet technology, such as peer-to-peer and MP3 technology, as well as the emergence of file-sharing services, have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. These developments may hinder our ability to sell our products through traditional retail outlets, and there can be no assurance that the application of existing law will provide sufficient protection from misappropriation or infringement of our intellectual property rights. There can also be no assurance that third parties will not claim infringement by us with respect to others' current or future intellectual property rights. If we were to fail to develop effective means of protecting our intellectual property or entertainment-related products and services, or to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor in the event our rights were to be violated by third parties, our results of operations and financial position would likely suffer.

Portions of our business are dependent on cross-licensing arrangements.

We license the rights to certain recordings and compositions from third parties for recording and re-recording of music to produce compilations and to expand our catalog. We also seek to license the rights to our recordings and compositions to third parties for a royalty or a flat fee. These cross-licensing arrangements are generally made possible by existing industry practices based on reciprocity. If these practices change, we cannot assure that we will be able to obtain licenses from third parties on satisfactory terms, or at all, and our business, financial condition and operating results, particularly with respect to compilation products, could be materially and adversely affected.

We may not be able to prevent third parties from using our domain names, which could decrease the value of these domain names.

Our trademark rights may not be sufficient to prevent third parties from acquiring or using domain names that infringe or otherwise decrease the value of our trademarks and domain names. We currently hold the Internet domain names "integritymusic.com," "integritymedia.com," "integrityinc.com," "integritypublishers.com," "songs4worship.com," "m2-0.com," as well as various other domain names. We do not hold the domain names "integrity.com", "integrity.org" or "integrity.net." Domain names are regulated by the U.S. Commerce Department through a contract with the nonprofit U.S. corporation Internet Corporation for Assigned Names and Numbers (ICANN). Numerous domain name registrars throughout the world have been authorized by ICANN to register domain names in the ".com," ".org," ".net," ".biz" and ".info" generic top-level domains ("gTLDs"). Additionally, every recognized country in the world has been assigned a country code top-level domain ("ccTLD") by the Commerce Department, and each country is responsible for registration of domain names within the ccTLD. ICANN is currently considering the addition of one or more new gTLDs and can do so at any time in the future. Internet regulatory bodies could further modify the rights of current holders of domain names. As a result, the value of each of our domain names could be diluted and decrease the number of visitors to our Web sites, and we may not acquire or maintain "integritymusic" or other relevant names in all gTLDs or in the ccTLDs of all countries in which we conduct business or intend to conduct business.

Our reserves for product returns may prove inadequate.

Most of our products are sold on a returnable basis, which is standard music and book publishing industry practice. We set reserves for future returns of products estimated based on return policies and experience. We expect that our actual return experience will be within standard industry parameters and our historical experience. However, we may in the future experience an increase in returns over our established reserves. If this occurs our business, results of operations and financial condition could be materially adversely affected.

Fluctuations in our quarterly operating results may cause the market price for our Class A Common Stock to be volatile.

Our results of operations are subject to quarterly fluctuations and seasonal variations. In particular, our revenues are affected by end-of-the-year holiday sales. In accordance with industry practice, we record revenues for music and book products when the products are shipped to retailers. In anticipation of holiday sales, retailers purchase products from us prior to December. In addition, changes in the timing of new product releases can also cause significant fluctuations in our quarterly operating results because of the marketing costs involved in launching a new product and the delay in receiving any sales revenue from the new product. For example, if releases planned for the peak holiday season are delayed, our operating results could be adversely affected, which could in turn cause the price of the Class A Common Stock to fluctuate.

Increases in the costs of CD's, cassettes, DVD's, and paper could harm our profitability

Increases in the costs of producing a CD, cassette or DVD due to increases in petroleum prices or other costs associated with the manufacture and duplication of CD's, cassettes and DVD's could adversely affect our profitability. Increases in the costs of producing books due to increases in the prices of paper or other costs associated with the manufacture of books could adversely affect our profitability. Although we do not manufacture these products internally, any significant price increase to our suppliers could result in higher CD, cassette, DVD, and book prices to Integrity. We may not be able to pass on these price increases to our customers.

Increases in mailing, paper, printing and delivery costs could harm our profitability.

Increases in postal rates, as well as in the costs of paper, printing and delivery, could adversely affect our direct response programs. We generally ship orders by third class mail with the United States Postal Service, and we rely heavily on discounts from the basic postal rate structure, such as special rates for bulk mailings, sorting by zip code and carrier routes. Any increase in postal rates, paper, printing or delivery costs could adversely affect our profitability.

We depend on certain senior executives who have experience unique to our industry.

Our success has been largely dependent on the skills, experience and efforts of our senior management. Although we have employment agreements with some of our senior executives, they could still choose to leave Integrity at any time. If they did, we would have difficulty replacing them with individuals who had an equal level of experience in the Christian music and related products and book publishing industries. This could adversely affect our daily operations, creative development and financial performance.

Our new book publishing business has a limited operating history.

Our book publishing subsidiary, Integrity Publishers, Inc., has a limited operating history on which to base an evaluation of its business and prospects, having only commenced its initial operations in August, 2001. The prospects for our book publishing operation must be considered in light of the risks, difficulties and uncertainties frequently encountered by businesses in an early stage of development, particularly operations in industries involving many larger and more established competitors. These risks include our ability to:

- publish compelling and unique Christian book content;
- successfully market and sell our books; and
- effectively develop new and maintain existing relationships with book distributors and other persons with which we do business.

The ability to attract successful and highly qualified authors and illustrators is critical to our future success. Competition for this type of resource is intense, and authors and illustrators have many options in terms of publisher affiliation. There can be no assurance that we will be able to develop relationships with or retain superior-quality authors and illustrators, and any failure to do so could adversely affect our operating results.

We may be subject to liability for misuse of users' private information.

It is our policy that we will not willfully disclose any individually identifiable information about any customer to a third party without the customer's consent unless required by law. This policy is available to customers when they initially register on integritymusic.com website and is also easily accessible on our websites. Despite this policy, if third persons were able to penetrate our network security or otherwise misappropriate, or if we inadvertently disclose, our customers' personal information or credit card information, we could be subject to liability. These liabilities could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation, which may cause us to incur substantial costs. We could incur additional expenses if new laws or regulations regarding the use of personal information are introduced or if these authorities choose to investigate our privacy practices. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of our customers, these programs may not conform with laws or regulations that are adopted.

Integrity is controlled by the Coleman family.

Our Chairman, President and Chief Executive Officer, P. Michael Coleman, and his family beneficially own 55,100 shares of Class A Common Stock and all 3,385,000 shares of Class B Common Stock outstanding. This represents approximately 93.6% of the total voting power of all classes of our voting stock. As a result, Mr. Coleman is able to elect all of our directors, further amend our Amended Certificate of Incorporation (the "Amended Certificate"), effect or prevent a merger, sale of assets or other business acquisition or disposition, and otherwise control the outcome of actions requiring stockholder approval.

Limited public trading of our Class A Common Stock may result in increased price volatility.

Although our Class A Common Stock is traded on the Nasdaq National Market, the volume of shares traded during any particular period has historically been low. Any sale or purchase of our Class A Common Stock in the public markets that is large in relation to recent trading volumes for the Class A Common Stock may therefore disproportionately affect the market price of our shares. We cannot assure you that a more active and liquid market for the shares of Class A Common Stock will develop.

Our Class A Common Stock has limited voting rights.

Our Amended Certificate limits the voting rights of our Class A Common Stock. Each share of our Class A Common Stock is entitled to one vote, while each share of our Class B Common Stock is entitled to ten votes on all matters with respect to which our stockholders have a right to vote. Both classes of our stock generally vote together as a single class. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a share-for-share basis at the election of the holder. Also, our Class B Common Stock must be converted to shares of Class A Common Stock automatically if it is transferred, except for transfers to or for the benefit of certain of Mr. Coleman's relatives. We do not have the authority to issue additional Class B Common

Stock except as dividends or distributions on outstanding Class B Common Stock proportional to dividends or distributions on Class A Common Stock.

The disproportionate voting rights of our Class B Common Stock could adversely affect the market price of our Class A Common Stock. These disproportionate voting rights may also make us a less attractive target for a takeover than we otherwise might be, and render more difficult or discourage a merger proposal, a tender offer, or a proxy contest, even if such actions were favored by holders of our Class A Common Stock. Holders of Class A Common Stock might therefore be deprived of an opportunity to sell their shares at a premium over the then prevailing market price.

The provisions of our charter documents and Delaware law could discourage a take-over of Integrity.

Our Board of Directors is authorized to issue shares of preferred stock. Our Board of Directors, without approval of the stockholders, is also authorized to establish the following provisions of any preferred stock: voting, dividend, redemption, conversion, liquidation, and other provisions. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock. Further, the issuance of preferred stock could make more difficult, or discourage, a third party's attempt to acquire control of us. Finally, we are also subject to Section 203 of the Delaware General Corporation Law, which may render more difficult a change in control of Integrity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's market risk is limited to fluctuations in interest rates as they pertain to the Company's borrowings under its credit facility. As of December 31, 2002, the Company paid interest on borrowings at either LaSalle's base rate or an Adjusted LIBOR, plus an Interest Rate Margin. In the event that interest rates were to increase 100 basis points, the Company's interest expense would increase and income before income tax would decrease by $94,508, assuming current debt levels are maintained. (This amount is determined solely by considering the impact of the hypothetical change in the interest rate on the Company's borrowing cost without consideration of other factors such as actions management might take to mitigate its exposure to interest rate changes.)

The Company is also exposed to market risk from changes in foreign exchange rates and commodity prices. The Company does not use any hedging transactions in order to modify the risk from these foreign currency exchange rate and commodity price fluctuations. The Company also does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to this item is submitted in Part III, Item 15 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information under the captions "Proposal I - Election of Directors - Certain Information Concerning Nominees", "Proposal I - Election of Directors - Executive Officers of Integrity" and "Other Matters - Section 16(a) Beneficial Ownership Reporting Compliance" in Integrity's 2003 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information under the caption "Proposal I - Election of Directors - Executive Compensation" in Integrity's 2003 Proxy Statement is incorporated herein by reference. In no event shall the information contained in the proxy statement under the sections "Stockholder Return Comparison" or "Compensation Committee Report on Executive Compensation" be incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information under the caption "Proposal I - Election of Directors - Beneficial Owners of More Than Five Percent of Integrity's Common Stock; Shares Held by Directors and Executive Officers" in the Company's 2003 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information under the caption "Proposal I - Election of Directors - Certain Transactions" in the Company's 2003 Proxy Statement is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES.

Within ninety (90) days prior to the filing of this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer ("CEO"), and the Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective in timely bringing to their attention material information related to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the most recent evaluation conducted by the CEO and the CFO.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) 1. Consolidated Financial Statements
Index to Financial Statements

2. Financial Statement Schedules:

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Integrity Media, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Integrity Media, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 14, 2003

INTEGRITY MEDIA, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2002	2001
ASSETS		
Current Assets		
Cash	$4,821	$6,854
Trade receivables, less allowance for returns and doubtful accounts of $2,415 and $1,788	6,842	5,389
Other receivables	67	451
Inventories	5,191	4,342
Other current assets	4,558	3,512
Total current assets	21,479	20,548
Property and equipment, net of accumulated depreciation of $6,055 and $5,228	7,337	4,243
Product masters, net of accumulated amortization of $19,387and $15,946	3,806	3,520
Other assets	8,237	3,056
Total assets	$40,859	$31,367
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$2,690	$2,000
Accounts payable and accrued expenses	5,298	3,683
Royalties payable	6,256	4,340
Other current liabilities	997	2,375
Total current liabilities	15,241	12,398
Long-term debt	6,780	2,878
Other long-term liabilities	179	70
Total liabilities	22,200	15,346
Commitments and contingencies (Note 12)		
Minority interest	606	603
Stockholders' Equity		
Preferred stock, $.01 par value; 500,000 shares authorized, none issued and outstanding	0	0
Class A common stock, $.01 par value; 7,500,000 shares authorized; 2,364,783 and 2,301,000 shares issued and outstanding	24	23
Class B common stock, $.01 par value, 10,500,000 shares authorized; 3,385,000 and 3,435,000 shares issued and outstanding	34	34
Additional paid-in capital	12,956	12,930
Unearned compensation	(479)	(587)
Retained earnings	5,452	3,236
Equity adjustments from foreign translation	66	(218)
Total stockholders' equity	18,053	15,418
Total liabilities and stockholders' equity	$40,859	$31,367

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRITY MEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Net sales	$66,345	$70,958	$51,819
Cost of sales	32,178	38,089	27,072
Gross profit	34,167	32,869	24,747
Marketing and fulfillment expenses	13,897	12,815	10,496
General and administrative expenses	16,138	14,729	10,698
Income from operations	4,132	5,325	3,553
Other expenses (income)			
Interest expense, net	273	281	932
Other expenses (income)	126	184	137
Income before minority interest, taxes and extraordinary item	3,733	4,860	2,484
Provision for income taxes	(1,263)	(1,632)	(600)
Minority interest, net of applicable taxes	(254)	(105)	(188)
Net income before extraordinary item	$2,216	$3,123	$1,696
Extraordinary item from early extinguishment of debt less taxes of $154	0	(312)	0
Net income	$2,216	$2,811	$1,696
Adjustments to determine comprehensive income			
Foreign currency translation adjustments	284	(83)	(94)
Comprehensive income	$2,500	$2,728	$1,602
Net income per share – Basic – before extraordinary item	$0.40	$0.56	$0.30
Extraordinary item per share – Basic	0	(0.06)	0
Net income per share – Basic	$0.40	$0.50	$0.30
Net income per share – Diluted – before extraordinary item	$0.37	$0.50	$0.28
Extraordinary item per share – Diluted	0	(0.05)	0
Net income per share – Diluted	$0.37	$0.45	$0.28
Weighted average number of shares outstanding (Note 1)			
Basic	5,599	5,638	5,615
Diluted	6,010	6,238	6,058

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRITY MEDIA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except per share data)

	Class A Common Stock		Class B Common Stock		Unearned Compensation	Additional Paid-in Capital	(Accum. Deficit) Retained Earnings	Equity Adj. From Translations	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 1999	2,179,000	$22	3,435,000	$34	$(327)	$13,847	$754	$(41)	$14,289
Net income							1,696		1,696
Issuance of common stock upon exercise of options	5,000	0				10			10
Amortization of restricted stock award					55				55
Translation adjustments								(94)	(94)
Balance, December 31, 2000	2,184,000	22	3,435,000	34	(272)	13,857	2,450	(135)	15,956
Net income							2,811		2,811
Repurchase of stock Warrants						(1,438)	(2,025)		(3,463)
Issuance of restricted stock	50,000	0			(377)	377			0
Issuance of common stock upon exercise of options	67,000	1				134			135
Amortization of restricted stock award					62				62
Translation adjustments								(83)	(83)
Balance, December 31, 2001	2,301,000	23	3,435,000	34	(587)	12,930	3,236	(218)	15,418
Net income							2,216		2,216
Transfer of stock	50,000	1	(50,000)	0					1
Issuance of common stock upon exercise of options	13,783	0				26			26
Amortization of restricted stock award					108				108
Translation adjustments								284	284
Balance, December 31, 2002	2,364,783	$24	3,385,000	$34	$(479)	$12,956	$5,452	$66	$18,053

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRITY MEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net income	$2,216	$2,811	$1,696
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,628	799	1,034
Amortization of product masters	3,409	5,394	5,397
Minority interest	254	105	188
Stock compensation	108	62	55
Extraordinary loss on debt extinguishment	0	466	0
Deferred income tax (benefit) provision	(255)	385	(390)
Changes in operating assets and liabilities			
Trade receivables (net)	(562)	540	317
Other receivables	22	(260)	120
Inventories	(787)	691	143
Other assets	(1,693)	(1,493)	(528)
Accounts payable, royalties payable and accrued expenses	2,590	2,013	1,799
Other current and non current liabilities	(1,251)	1,961	(792)
Net cash provided by operating activities	5,679	13,474	9,039
Cash flows from investing activities			
Purchases of property and equipment	(3,887)	(912)	(849)
Payments for product masters	(3,682)	(3,288)	(4,056)
Payment for purchase of M2 Communications, L.L.C., net of cash acquired	(4,779)	0	0
Proceeds from sale of product masters	0	0	1,000
Net cash used in investing activities	(12,348)	(4,200)	(3,905)
Cash flows from financing activities			
Net borrowings (repayments) under line of credit	1,300	287	(2,290)
Borrowings under term facility	6,950	6,378	0
Payments under line of credit	(1,300)	(1,161)	0
Distributions to joint venture partner	(250)	(250)	(400)
Stock warrant repurchase	0	(3,463)	0
Proceeds from issuance of stock	28	135	10
Principal payments under term facility	(2,376)	(5,064)	(2,626)
Net cash provided (used) by financing activities	4,352	(3,138)	(5,306)
Effect of exchange rate changes on cash	284	(83)	(94)
Net (decrease) increase in cash	(2,033)	6,053	(266)
Cash, beginning of year	6,854	801	1,067
Cash, end of year	$4,821	$6,854	$801
Supplemental disclosures of cash flow information			
Interest paid	$283	$249	$913
Income taxes paid	$1,633	$401	$1,188

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRITY MEDIA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Integrity Media, Inc. (the "Company") is a media/communications company that produces, publishes and distributes Christian music, books and related products. Integrity's music product formats include cassettes, compact discs, videos, DVD's and printed music. The Company produces Praise and Worship music in different musical styles for specific audiences such as children's music, gospel music for the African-American audience, youth music and live worship music for adult audiences. In July 2002, Integrity announced the purchase of M2 Communications, L.L.C., an artist-based independent Christian music company headquartered in Nashville, Tennessee. The purchase of M2 allows the Company to enter the Pop/Rock segment of Christian music, which represents over 30% of the Christian music market. The Company's Integrity Publishers division, created in 2001, produces and publishes Christian books. Products are sold through two divisions. Integrity Music sells all music-related products and Integrity Publishers sells all Christian book products. Products are sold mainly by direct-to-consumer marketing and wholesale trade methods. A principal direct-to-consumer marketing method of distribution is continuity programs whereby subscribers receive products at regular intervals.

Integrity Music Europe Limited was formed in 1988, Integrity Music PTY Limited was formed in 1991 and Integrity Media Asia Pte Ltd was formed in 1995. These subsidiaries serve to expand the Company's presence in Western Europe, Australia and New Zealand, and Singapore, respectively, and all are wholly-owned by the Company. Celebration Hymnal LLC was formed in 1997 as a 50/50 joint venture with Word Entertainment, for the purpose of producing and promoting The Celebration Hymnal. Due to the Company's ability to control the venture, the Company consolidates the venture and Word Entertainment's interest in the joint venture is presented as minority interest in these financial statements. Integrity Publishers, Inc. was formed in August 2001 for the purpose of publishing and distributing Christian books. This division published its first books in the fall of 2002. M2 Communications, L.L.C., was purchased in July 2002. Integrity Direct, LLC, was formed in December 2002 to create a smoother interaction between the Company and its customers. This new area is a combination of the Direct-to-Consumer and Direct-to-Church areas and includes direct mail, continuity clubs, Internet, catalog sales, direct-to-church sales, and direct response television.

The Company's significant accounting policies are as follows:

Principles of Consolidation

The accompanying financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company controls the operations of the joint venture through its majority position on the Board of Directors of The Celebration Hymnal LLC.

Revenue Recognition

Revenue is generally recognized when delivery has occurred and at the time title passes to the customer. For product sales direct-to-consumers that allow a trial or acceptance period, title is not deemed to have passed nor revenue recognized until the acceptance periods have expired. Generally, these acceptance periods are fifteen days after receipt of product. Provisions for sales returns and allowances are made in the period in which the related products are shipped or title passes based on estimates derived from historical data. The allowance is recorded against revenue in the period in which the related products are shipped. The returns allowance is presented, along with the allowance for doubtful accounts, as a reduction of accounts receivable in the accompanying financial statements.

Revenue earned from licensing the use of songs or product masters in the Company's song catalogs is generally recognized as payments are received from licensees. If the Company has information related to the licensed use of songs that would result in the revenue being fixed and determinable, and collection reasonably assured, then revenue is recognized in the periods in which the license revenue is earned.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use and which have original maturities of three months or less.

Inventories

Inventories, which consist principally of finished goods such as compact discs, cassette tapes, videos, books and print products, are stated at the lower of average cost or market using the first-in, first-out method.

Marketing Costs

The Company incurs marketing costs utilizing various media to generate direct-to-consumer sales. Marketing expenditures that benefit future periods are capitalized and charged to operations over a period of six months, which approximates the period during which the related sales are expected to be realized. Other marketing costs are expensed the first time advertising takes place. Prepaid marketing costs, including artwork, printing and direct mail packages, are included in assets in the accompanying financial statements and approximated $703,000 and $1,271,000 at December 31, 2002 and 2001, respectively. Marketing costs expensed for the three years ended December 31, 2002, 2001 and 2000 approximated $7,029,000, $6,183,000 and $4,628,000, respectively.

Fulfillment Costs

Fulfillment expenses are primarily comprised of distribution fees paid to third party distributors based on a percentage of sales. The services provided by the third party distributor include sales, fulfillment and storage of the Company's product for the Retail segment. Distribution fees represented approximately 58.3%, 74.7% and 90.1% of total fulfillment expense for the years ended December 31, 2000, 2001 and 2002, respectively. Also included in fulfillment expenses are fees paid to a third party service provider on a transaction basis for data entry, generation of invoices and cash processing.

Additionally, in the Direct-to-Consumer segment, the Company completes the distribution and shipping function internally and includes a separate surcharge to customers related to this service. These costs, which approximated $1.3 million, $1.0 million and $815,000 for the years ended December 31, 2000, 2001 and 2002, respectively, are recorded as a component of Cost of Sales and the related customer fee is recorded as a component of Net Sales.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The useful lives of buildings are 14 to 30 years; leasehold improvements, 2 years, which is the life of the related lease; data processing equipment, 5 years; studio equipment, 5 years; and furniture and fixtures, 5 to 7 years. Repairs and maintenance costs that do not increase the useful lives of the assets are charged to expense as incurred. Additions, improvements and expenditures that significantly add to the productivity or extend the life of an asset are capitalized. When assets are replaced or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Product Masters

Product masters, which include sound and video recordings and print masters, are amortized over their future estimated useful lives, using a method that reasonably relates to the amount of net revenue expected to be realized. Management periodically reviews the product masters amortization rates and adjusts the amortization rate based on management's estimates for future sales. In conjunction with such analysis, any amounts that do not appear to be fully recoverable are charged to expense during the period the loss becomes estimable. The costs of producing a product master include the cost of the musical talent, the cost of the technical talent for engineering, directing and mixing, costs for the use of the equipment to record and produce the master and studio facility charges. A significant portion of these product master costs are capitalized costs of the Company's resources, both personnel and equipment related, that can be primarily associated with the creation of the product master.

Impairment of Long-Lived Assets

The Company evaluates impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss would be recognized. Measurement of an impairment loss for long-lived assets would be based on the fair value of the asset.

Advance Royalties and Royalties Payable

Royalties earned by publishers, producers, songwriters, or other artists are charged to expense in the period in which the related product sale occurs. Advance royalties paid are capitalized if the past performance and current popularity of the artist to whom the advance is made demonstrates such amounts will be recoverable from future royalties to be earned by the artist. Such capitalized amounts are included as a component of product masters in the consolidated balance sheet. Any portion of advances that subsequently appear not to be recoverable from future royalties are charged to expense during the period the loss becomes evident. The amount of capitalized advance royalties aggregated $1,898,000 and $1,247,000 at December 31, 2002 and 2001, respectively. Royalties payable are reduced for the estimated royalties that will not be paid due to product returns and bad debts.

Intangible Assets

In conjunction with the acquisition of M2 Communications, L.L.C. on June 28, 2002, the Company recorded $5.1 million of artists contracts as an intangible asset. This asset is amortized on a straight-line basis over the remaining life of the underlying contracts. The Company will review the carrying value of the artists contracts whenever events or changes in circumstances indicate that the carrying amount of such contracts indicate that the value thereof may not be recoverable. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Management includes the consideration of future events to assess the likelihood that the tax benefits will be realized in the future.

Stock-based Compensation Plans

The Company has elected to account for its stock-based compensation plans under Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) with the associated disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS No. 123) in Note 11. SFAS No. 123 requires that companies that elect to not account for stock-based compensation as prescribed by that statement shall disclose among other things, pro forma effects on net income and net income per share as if SFAS No. 123 had been adopted. Under APB No. 25, because the exercise price of the Company's employee stock options equal the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Earnings per Common Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average of common shares outstanding for the period. Diluted earnings per share is calculated by dividing income available to common stockholders by weighted average of common shares outstanding assuming issuance of potential dilutive common shares related to options, warrants, convertible debt, or other stock agreements.

Foreign Currencies

Assets and liabilities at foreign subsidiaries are recorded based on their functional currencies, which are their respective local currencies. Amounts in foreign currencies are translated at the applicable exchange rate at the balance sheet date using the rate in effect as of the period end. Revenues and expenses of foreign subsidiaries are translated using the average rates applicable during the reporting period. The effects of foreign currency translation adjustments are included as a component of stockholders' equity and Comprehensive income.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value. The carrying amount of long-term debt approximates fair value based on current rates of interest available to the Company for loans of similar maturities.

Significant Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include management's forecast of anticipated revenues from the sale of future and existing music, video and publishing-related products in order to evaluate the ultimate recoverability of product masters and artist advances, accounts receivable bad debts and returns, inventory evaluations and provisions for taxes. Management periodically reviews such estimates and it is possible that management's assessment of recoverability of product masters and artist advances may change based on actual results and other factors.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires entities to report comprehensive income which represents the change in equity during a period from non-owner sources and requires financial statement presentation with the same prominence as net income. The Company's components of comprehensive income relate solely to foreign currency translation adjustments and are presented in the accompanying consolidated statement of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (SFAS 141), *Business Combinations*, and Statement No. 142 (SFAS 142), *Goodwill and Other Intangible Assets*. SFAS 141 supercedes APB 16, *Business Combinations*, and requires the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS 142 supercedes APB 17, *Intangible Assets* and primarily requires that goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually at a reporting unit level. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 and SFAS 142 had no effect on the Company's financial position, results of operations or cash flows.

In August 2001, FASB issued SFAS No. 143, (SFAS 143), *Accounting for Asset Retirement Obligations*, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. The Company believes that the adoption of SFAS 143 will not have a significant impact on its financial position, results of operations or cash flows.

In October 2001, FASB issued SFAS No. 144, (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*, which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. SFAS 144 develops an accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. The Company adopted SFAS No.144 as of January 1, 2002 with no significant impact on its financial position, results of operations or cash flows.

In November 2001, the FASB's Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 01-09, *"Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products,"* which is a codification of EITF 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor's products is a reduction in the selling prices of the vendor's product and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement which could lead to negative revenue under certain circumstances. Revenue reduction is required unless the consideration related to a separate identifiable benefit and the benefit's fair value can be established. This provision was adopted by the Company beginning in the first quarter of 2002. This change has resulted in a reduction of net sales of $264,000 and $258,000 for the years ended December 31, 2002 and 2001, respectively.

In April 2002, FASB issued SFAS No. 145, (SFAS 145) *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, which is effective for transactions occurring after May 15, 2002 and fiscal years beginning after May 15, 2002. SFAS 145 rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements* and amends FASB Statement No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, as well as, amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. When the Company adopts SFAS 145 the extra ordinary item in 2001 will be reclassified into operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, such as restructuring, involuntarily terminating employees, and consolidating facilities, initiated after December 31, 2002. The Company believes that the adoption of SFAS 146 will not have a significant impact on its financial position, results of operations or cash flows.

In November 2002, the FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. The interpretation provides guidance of the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company has adopted the disclosure requirements of the interpretation as of December 31, 2002. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet. The Company believes that the adoption of FIN No. 45 will not have a material impact on its financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 will apply to revenue arrangements entered into after June 30, 2003; however, upon adoption, the EITF allows the guidance to be applied on a retroactive basis, with the change, if any, reported as a cumulative effect of accounting change in the consolidated statements of operations. The Company believes that the adoption of EITF Issue No. 00-21 will not have a significant impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of FIN No. 46 will not have a significant impact on its financial position, results of operations or cash flows.

2. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31 (in thousands)	
	2002	2001
Prepaid expenses	$1,347	$865
Prepaid marketing costs	703	1,271
Royalty advances	1,898	1,247
Deferred tax assets	377	79
Prepaid publishing	233	50
	$4,558	$3,512

3. PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31 (in thousands)	
	2002	2001
Land	$625	$625
Buildings and leasehold improvements	2,954	2,840
Construction in progress	2,406	71
Data processing and other equipment	4,340	3,029
Studio equipment	1,171	1,119
Furniture and fixtures	1,896	1,787
	13,392	9,471
Less – accumulated depreciation	(6,055)	(5,228)
	$7,337	$4,243

Depreciation expense approximated $827,000, $619,000 and $563,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

4. OTHER ASSETS

Other assets consist of the following:

	December 31 (in thousands)	
	2002	2001
Music copyrights, net of accumulated amortization	$1,316	$1,490
Deferred tax assets	746	642
Loan financing cost	569	615
Cash surrender value of life insurance	309	225
Intangible asset, net of accumulated amortization	4,958	0
Other	339	84
	$8,237	$3,056

The music copyrights are being amortized over their future estimated useful lives, which is approximately fifteen years. Accumulated amortization at December 31, 2002 and December 31, 2001 was approximately $1,317,759 and $1,143,000, respectively.

5. ACQUISITIONS

On June 28, 2002, the Company purchased all assets and assumed the outstanding liabilities of M2 Communications, L.L.C. The Company paid, net of cash acquired, $4.8 million to complete the transaction. The transaction was funded partly from operating cash and the issuance of $3 million additional debt through the Company's credit facility. The Company accounted for this transaction under the purchase method of accounting and accordingly, allocated the purchase price to cash, accounts receivable, fixed assets and intangibles.

The following pro-forma information presents the results of operations of the Company as if the acquisition of M2 Communications, L.L.C. had been completed as of January 1, 2002 and January 1, 2001, respectively (in thousands, except per share data):

	For the Year Ended December 31, 2002	
	As Reported	Pro-Forma (unaudited)
Net Sales	$66,345	$72,046
Net Income	$2,216	$2,556
Basic EPS	$0.40	$0.46
Diluted EPS	$0.37	$0.43

	For the Year Ended December 31, 2001	
	As Reported	Pro-Forma (unaudited)
Net Sales	$70,958	$75,458
Net Income	$2,811	$2,547
Basic EPS	$0.50	$0.45
Diluted EPS	$0.45	$0.41

6. DEBT

The Company's financing agreement in effect through April 25, 2001 included a revolving credit facility and a term loan that were payable through August 2002. On April 25, 2001, the Company entered into a new $20 million, five-year secured credit facility with LaSalle Bank N. A. The credit agreement includes a $6 million line of credit and a $14 million term loan. Through this new credit facility, the Company refinanced its previous credit facility with Bank Austria Creditanstalt. In connection with the early extinguishment of the previous facility, the Company recorded a $312,000 charge related to the write-off of unamortized financing costs. At December 31, 2002, there was $0 million outstanding under the line of credit and $9.4 million outstanding under the term loan. At December 31, 2001, there was $0 outstanding under the line of credit and $4.9 million outstanding under the term loan with LaSalle Bank N.A. The loan with LaSalle carries an interest rate of 4.75%.

At December 31, 2002, the Company had approximately $6.0 million of available funds under the line of credit and $2.6 million available under the term loan with LaSalle. Of the $14 million initial term facility, $3.0 million was used for the pay-off to Bank Austria, $3.4 million was used for the warrant repurchase described below, and $3.1 million expired, leaving $4.5 million available at December 31, 2001. The $3.1 million portion expired on December 19, 2001, after extension of the original expiration date of October 22, 2001, due to time and use restrictions as detailed in the original credit agreement. On March 30, 2002, the Company amended its original agreement with LaSalle Bank N.A. to restore $1.6 million of the $3.1 million facility that expired on December 19, 2001. On June 28, 2002, the facility was also amended to increase the available borrowings under the term loan by $3 million. On June 28, 2002, the Company then used this additional $3 million to partially fund the acquisition of M2 Communications, L.L.C.

The Company, in conjunction with the 1996 financing with Bank Austria Creditanstalt, issued warrants to purchase 805,288 shares of Class A Common Stock. Each warrant entitled the record holder thereof to purchase one fully paid share of Class A Common Stock (for an aggregate of 805,288 shares) or one-fourth fully paid share of convertible preferred stock (for an aggregate of 201,322 shares) at the exercise price of $1.875. These warrants became exercisable on August 6, 1998. The warrants were subject to adjustment upon the issuance of additional shares of common stock by the Company. On the date of issuance, the warrants had an estimated fair value of $1.73 per share or $1,393,000, which was recorded as a discount to the Revolver and Term Loan. As a result of the issuance of shares of Class A Common Stock associated with certain restricted stock grants, the Company issued 13,609 additional warrants in 1999, which were immediately exercisable. The fair value of these warrants, approximately $45,000, was recorded as additional debt discount. The fair value of the warrants was determined using the Black-Scholes option-pricing model with the following assumptions: Dividend yield of 0%, expected volatility of 95%, risk-free interest rate of 5.5%, and an expected term of 6.5 years. The discount was amortized to interest expense over the term of the facility. On September 26, 2001, the Company repurchased the 818,897 common stock purchase warrants from Bank Austria for approximately $3.4 million in cash.

The line of credit and term loan with LaSalle contain restrictive covenants with respect to the Company, including, among other things, limitations on the payments of dividends, the incurrence of additional indebtedness, certain liens and require the maintenance of certain financial ratios. Substantially all of the Company's assets are pledged as collateral for these loans.

Aggregate principal maturities of long-term debt at December 31, 2002 are as follows:

Fiscal Year	Total (in thousands)
2003	$2,690
2004	2,690
2005	2,690
2006	672
	$8,742

At December 31, 2002, approximately $568,678, net of accumulated amortization of $262,299, of loan issuance costs are being amortized over the term of the debt agreements.

7. INCOME TAXES

The components of the provision for income taxes for the three years ended December 31, 2002 are as follows:

	Year Ended December 31, (in thousands)		
	2002	2001	2000
Current provision			
Federal	$1,260	$973	$861
State	339	274	129
	1,599	1,247	990
Deferred provision (benefit)			
Federal	(302)	374	(345)
State	(34)	11	(45)
	(336)	385	(390)
Total provision (benefit)	$1,263	$1,632	$600

The provision (benefit) for income taxes differs from the amount computed by applying the U.S. federal income tax rate (34%) because of the effect of the following items:

	December 31,		
	2002	2001	2000
Income tax provision at statutory rates	$1,269	$1,653	$845
State tax provision, net of federal taxes	157	140	59
Nondeductible expenses	12	67	56
Foreign tax impacts	(42)	(144)	(260)
Other, net	27	26	(100)
Foreign tax credit	(160)	(390)	0
Deferred tax adjustment	0	280	0
Provision of (benefit) for income taxes before extraordinary item	$1,263	$1,632	$600

Deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows (in thousands):

	December 31	
	2002	2001
Deferred assets		
Foreign and state net operating loss carryforwards	$155	$25
Reserves for returns and allowances, net	1,095	982
Impairment of building and Depreciation	450	450
Stock based compensation	62	205
Non compete agreement	215	211
Other	0	18
	1,977	1,891
Deferred tax liabilities		
Prepaid marketing expenses	(373)	(477)
Returns	(283)	(548)
Other	(264)	(145)
	(920)	(1,170)
Net deferred tax asset	1,057	721
Current portion	(417)	(79)
Long term portion	$640	$642

8. EMPLOYEE BENEFITS

The Company maintains a non-contributory defined contribution Profit Sharing Plan (the "Plan") covering substantially all employees of the Company. An employee is eligible to participate in the Plan after one year of service, as defined. The Company did not make contributions to the Plan during the years ended December 31, 2002 or 2001 as contributions are at the discretion of the Board of Directors.

The Company also provides a qualifying 401k Plan ("401k Plan") covering substantially all employees of the Company. An employee is eligible to participate in the 401k Plan after one year of service and is allowed to make elective contributions of up to 12% of their annual salary. Company contributions to the 401k Plan are discretionary and are determined annually by the Company's Board of Directors. The Company contributed approximately $160,840, $144,000 and $125,000 during the years ended December 31, 2002, 2001 and 2000, respectively. The Board of Directors amended the 401(k) Plan in 1997 to include qualified non-elective contributions to satisfy minimum contributions.

9. RELATED PARTY TRANSACTIONS

One of the Company's exclusive songwriters and artists, who is also an officer of the Company, received royalties of approximately $378,000, $420,000 and $385,000 for the three years ended December 31, 2002, 2001 and 2000, respectively. Amounts due to the officer at December 31, 2002 and 2001 approximate $158,898 and $84,500, respectively. Due from this officer at December 31, 2002 and 2001 was $0 and $26,500, respectively, advanced against future royalties.

10. SEGMENT REPORTING

The Company is a multinational corporation with wholly-owned subsidiaries in the United States, Australia, the United Kingdom and Singapore. In computing operating profits, certain corporate expenses, to the extent related to a segment, are charged to that segment. Marketing and fulfillment costs are also attributed to the specific segment benefited. Other expenses (income) are included in the general corporate expenses total.

The Company has determined that its reportable segments are those that are based on the Company's distribution channels. These distribution channels are Retail, Direct-to-Consumers, International, Book Publishing and Other channels. The Retail channel primarily represents sales to Christian bookstores, special event sales and sales of choral products through third party distributors, and sales to the general retail market. The Direct-to-Consumer channel primarily represents sales from direct mail programs, and also includes Internet sales and sales direct to churches, including through the Company's hymnal joint venture. The International channel represents all transactions with foreign entities, whether they are shipped from the US or one of the Company's three foreign subsidiaries. Christian bookstores are the primary distribution channel for this segment, but there are also direct mail and other techniques used for these markets. The Other channels segment includes copyright revenue from the song catalog and other small distribution sales.

The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on net revenues and operating income before taxes. Intersegment sales are not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following table, in thousands:

	2002	2001	2000
Net sales			
Direct-to-consumer	$16,009	$29,594	$16,012
Retail	33,291	33,401	25,960
International	9,697	7,942	7,510
Book publishing	4,123	0	0
Other	8,997	9,045	7,334
Eliminations	(5,772)	(9,024)	(4,997)
Consolidated	$66,345	$70,958	$51,819
Operating Profit (before minority interest)			
Direct-to-consumer	$1,789	$5,811	$2,990
Retail	5,299	7,041	4,362
International	1,323	1,613	1,656
Book publishing	(560)	(554)	0
Other	3,654	148	432
Consolidated	11,505	14,059	9,440
General corporate expense	7,499	8,918	6,024
Interest expense, net	273	281	932
Income before income taxes and minority interest	$3,733	$4,860	$2,484
Identifiable assets			
Direct-to-Consumer	$1,586	$1,619	$1,712
Retail	0	0	0
International	4,601	3,541	3,126
Book publishing	5,583	540	0
Other	1,316	1,490	1,665
General corporate assets	27,773	24,177	20,729
Total assets	$40,859	$31,367	$27,232

The Company does not allocate any separate assets to its Retail or Direct-to-Consumer segments as those segments are managed based on profit centers. The primary assets used in these segments are product masters and other intangibles that are shared among all segments. The Company does not track property and equipment usage by segments.

The Company sells its products throughout the world and operates primarily in the U.S. Export sales are handled through the Company's international sales division and through certain foreign subsidiaries. Geographic financial information is as follows (in thousands):

	2002	2001	2000
Net Sales			
United States	$56,648	$63,016	$44,309
Europe	4,447	2,247	2,136
Australia	1,088	1,209	737
Asia	806	944	1,179
Latin America	935	1,138	1,478
Other	2,421	2,404	1,980
	$66,345	$70,958	$51,819
Identifiable Assets			
United States	$36,258	$27,826	$24,106
Europe	3,308	1,967	1,617
Australia	655	692	499
Asia	638	882	1,010
	$40,859	$31,367	$27,232

11. STOCKHOLDERS' EQUITY

Each holder of the Company's Class B common stock is entitled to 10 votes per share. Holders of Class A common stock are entitled to one vote per share. The rights of each share of Class A and Class B stock are identical in all respects except as to voting privileges. No dividends were declared or paid during the years ended December 31, 2002 and 2001.

12. STOCK COMPENSATION PLANS

The Company has several stock option plans that provide for the granting of stock options to officers, employees and non-employee directors.

The 1999 Long-term Incentive Plan (the "1999 LTIP") permits grants of not only incentive stock options, but also non-qualified stock options, stock appreciation rights, performance shares, restricted stock and other stock based awards. The 1999 LTIP is authorized to issue up to 400,000 shares of Class A Common Stock in connection with such awards. Under the 1999 LTIP, awards may not be granted at less than the market value at the date of the grant, and vesting terms are generally five years. At December 31, 2002, there were 397,722 options outstanding under the 1999 LTIP. No further options will be granted under the 1999 LTIP.

On November 2, 2001, Integrity's Board of Directors adopted the Integrity Incorporated 2001 Long-Term Incentive Plan (the "2001 LTIP"). The 2001 LTIP became effective as of its approval by the Board of Directors and was approved at Integrity's Annual Meeting of Stockholders in May 2002. The 2001 LTIP permits grants of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and other stock based awards. The Company has reserved for issuance upon the grant or exercise of awards pursuant to this plan 400,000 shares of authorized but unissued shares of Class A Common Stock. At December 31, 2002, there were 50,000 shares of Class A restricted stock outstanding under the 2001 LTIP. There are 350,000 shares available for grants under the 2001 LTIP.

Prior to the approval of the 1999 LTIP, the Company had the 1994 Stock Option Plan (the "1994 Plan") for employees and officers. Under the 1994 Plan, 243,244 options were outstanding at December 31, 2002. No further options will be granted under the 1994 Plan.

The 1994 Stock Option Plan for Outside Directors (the "1994 Directors' Plan"), granted 1,000 options to purchase Class A Common stock annually to Directors following the annual meeting. Such options have an exercise price equal to the fair market value at grant date and are exercisable six months from date of grant. At December 31, 2002, there were 5,000 options outstanding under the 1994 Directors Plan. No further options will be granted under the 1994 Directors' Plan.

On February 15, 2002, Integrity's Board of Directors adopted the Integrity Incorporated 2002 Stock Option Plan for Outside Directors (the "2002 Directors' Plan"). The 2002 Directors' Plan became effective as of its approval at the Company's Annual Meeting of Stockholders in May 2002. The 2002 Directors' Plan awards 5,000 options to purchase Class A Common stock annually to Directors following the annual meeting. Such options have an exercise price equal to the fair market value at grant date and are exercisable six months from date of grant. At December 31, 2002, there were 20,000 options outstanding under the 2002 Directors' Plan and there were 40,000 shares available for grants.

The Executive Stock Purchase Plan permits certain employees to purchase shares of common stock from the Company. Under this Plan, there are 50,000 shares of Class A common stock reserved at December 31, 2002.

Effective December 28, 1995, the Company's Board of Directors adopted the 1995 Cash Incentive Plan. Awards were granted by the Company's Compensation Committee and were expressed in a number of units payable only in cash. Vesting was one-fifth of the units of an award on each anniversary of the date of grant until vested in full. Participants would have been vested in full six months after the occurrence of a change in control (as defined by the agreement) of the Company. The value of all units was measured as the difference between the fair market value of the Company's stock on the grant date and the fair market value of the Company's stock on any given date subsequent to the grant date. To the extent the fair market value of the stock were to exceed the fair market value at the date of grant, compensation expense would be charged to the Company's statement of operations. As of December 31, 2000, 127,500 awards had been granted. An accrual of $30,000 was recorded as of December 31, 2000 for the difference in the fair market value of the stock between the grant date and the end of the year. Final distributions under this plan were made in 2001. No further grants will be made under this Plan.

The Company accounts for stock-based compensation plans under APB 25, "Accounting for Stock Issued to Employees". As a result, the Company has recognized compensation expense only for the 1995 Cash Incentive Plan discussed above. The Company is not required to recognize compensation expense for the other option plans as the exercise price is equal to, or greater than, the fair market value at the date of grant. The Company has adopted the disclosure provisions of SFAS 123, "Accounting for Stock Based Compensation: (FAS 123)". Had compensation cost for the Company's stock–based incentive compensation plans been determined based on the fair value at the grant dates for awards under these plans consistent with the methodology prescribed by FAS 123 and if these values had been recorded in the statement of operations, the Company's net income and per share results would have been reduced to the pro forma amounts indicated below for the years ended December 31, 2002, 2001 and 2000, respectively.

		2002	2001	2000
Net income	As reported	$2,216,000	$2,811,000	$1,696,000
	Pro forma	$2,030,000	$2,598,000	$1,495,000
Basic EPS	As reported	$0.40	0.50	0.30
	Pro forma	$0.36	0.46	0.27
Diluted EPS	As reported	$0.37	0.45	0.28
	Pro forma	$0.34	0.42	0.25

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001 and 2000, respectively: Dividend yields of 0%, expected volatility of 45% each year, risk-free interest rates that approximate the yield of a five year zero coupon government bond, and a specific vesting period for each option. The weighted-average fair value of options granted is $3.18, $2.02 and $1.88 for the years ended December 31, 2002, 2001 and 2000, respectively. The weighted-average remaining contractual life for all options outstanding is 5.39 years.

The following table summarizes the changes in the number of shares under option:

	Exercise Price Ranges				
	$0.50 to$2.00	$2.01 to $5.00	$5.01 to $10.00	Total shares under option	Weighted average option price per share
Outstanding at 12/31/99	185,027	306,000	9,000	500,027	2.84
Granted	0	131,722	0	131,722	2.87
Exercised	(5,000)	0	0	(5,000)	1.75
Forfeited	0	0	(2,000)	(2,000)	6.50
Outstanding at 12/31/00	180,027	437,722	7,000	624,749	2.82
Granted	0	4,000	0	4,000	4.35
Exercised	(59,000)	(7,000)	(1,000)	(67,000)	2.02
Forfeited	0	(2,000)	0	(2,000)	2.88
Outstanding at 12/31/01	121,027	432,722	6,000	559,749	2.96
Granted	0	0	20,000	20,000	7.00
Exercised	(13,783)	0	0	(13,783)	1.75
Forfeited	0	0	0	0	0
Outstanding at 12/31/02	107,244	432,722	26,000	565,966	3.13
Exercisable at 12/31/02	107,244	276,890	26,000	410,134	2.77
Plan shares available for future grants				390,000	

The Company also had 818,897 warrants outstanding at December 31, 2000 at an exercise price of $1.875. These warrants were issued in 1996 and 1999 with an estimated fair value at time of issuance of $1,438,000. On September 26, 2001, the Company repurchased these warrants from Bank Austria for approximately $3.4 million in cash.

During 2001 and 1999, the Company issued 50,000 and 100,000 shares of restricted common stock, respectively, to two officers of the Company. These shares had a fair value of $377,000 and $375,000, respectively, at time of issuance. The shares vest on the seventh anniversary of the dates of grant.

13. COMMITMENTS AND CONTINGENCIES

On June 28, 2002, the Company entered into a commitment with a related party requiring the payments of $250,000, $750,000, $750,000 and $750,000 in 2006, 2007, 2008 and 2009, respectively. Such payments are contingent upon the continuing employment of this party.

The Company is subject to legal proceedings and other claims that may arise in the ordinary course of business. However, the Company is not party to any material legal proceedings. The Company's commitments under lease agreements are not significant.

14. QUARTERLY FINANCIAL INFORMATION (Unaudited)

	2002 Three Months Ended (in thousands, except per share data)			
	Mar 31	Jun 30	Sep 30	Dec 31
Net sales	$15,396	$11,831	$22,582	$16,536
Gross profit	7,219	6,835	11,371	8,742
Net income	345	(118)	1,404	585
Basic earnings per share	$0.06	$(0.02)	$0.25	$0.11
Diluted earnings per share	$0.06	$(0.02)	$0.23	$0.10

	2001 Three Months Ended (in thousands, except per share data)			
	Mar 31	Jun 30	Sep 30	Dec 31
Net sales	$20,894	$16,883	$17,926	$15,255
Gross profit	8,274	7,818	8,560	8,217
Net income	1,309	505	668	329
Basic earnings per share	$0.23	$0.09	$0.12	$0.06
Diluted earnings per share	$0.21	$0.08	$0.10	$0.05

2. Financial Statement Schedule

The following consolidated financial statement schedules of the Company are set forth herewith:

INTEGRITY MEDIA, INC.
Schedule II – Valuation and Qualifying Accounts and Reserves
(dollar amounts in thousands)

Description	Balance at Beg. Of Period	Additions Charged to costs and expenses	Deductions (1)	Balance at end of Period
2000 Allowance for returns and doubtful accounts	1,108	4,826	(4,693)	1,241
2001 Allowance for returns and doubtful accounts	1,241	6,707	(6,160)	1,788
2002 Allowance for returns and doubtful accounts	1,788	7,233	(6,606)	2,415

(1) Represents write-offs during the respective period for product returns and uncollectible accounts.

All other schedules have been omitted, as they are not required under the related instructions, are inapplicable, or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits indicated below are either incorporated by reference herein or are bound separately and accompany the copies of this report filed with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Copies of such exhibits will be furnished to any requesting stockholder of the Company upon payment of the costs of copying and transmitting the same.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
3(i)	Certificate of Incorporation of the Registrant, as amended (incorporated by reference from Exhibit 4(a) to the Registrant's Registration Statement on Form S-8 (File No. 33-84584) filed on September 29, 1994).
3(i).1	Certificate of Amendment to the Certificate of Incorporation of the Registrant, dated July 21, 1995 (incorporated by reference from Exhibit 3(I).1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995).
3(ii)	Bylaws of the Registrant, as amended (incorporated by reference from Exhibit 3(ii) to the Registrant's Registration Statement on Form S-1 (File No. 33-78582), and amendments thereto, originally filed on May 6, 1994).
4.1	See Exhibits 3(i), 3(i).1 and 3(ii) for provisions of the Certificate of Incorporation, as amended, and Bylaws, as amended, of the Registrant defining rights of holders of Class A and Class B Common Stock of the Registrant.
4.2	Form of Class A Common Stock certificate of the Registrant (incorporated by reference from Exhibit 4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)
10.1	Agreement dated as of June 1, 1994, by and between Integrity Music, Inc. and LCS Industries, Inc. (Portions of the foregoing have been granted confidential treatment.) (incorporated by reference from Exhibit 10.13 to the Registrant's Registration Statement on Form S-2 (File No. 33-78582), and amendments thereto, originally filed on May 6, 1994).
10.2	Form of Continuity Club Membership Agreement (incorporated by reference from Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 (File No. 33-78582), and amendments thereto, originally filed on May 6, 1994).
10.3	Product Distribution Agreement by and between Integrity Incorporated and Word, Inc., dated as of January 1, 2000 (The foregoing is the subject of a request for confidential treatment) (incorporated by reference from Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999).
10.4	Amendment to Product Distribution Agreement dated as of January 1, 2000, by and between Integrity Incorporated and Word, Inc., a division of Warner Music Group Inc., amendment effective as of January 1, 2002. (The foregoing is the subject of a request for confidential treatment) (incorporated by reference from Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10.5	Asset Purchase Agreement by and between Integrity Incorporated and Idea Entertainment, Inc. dated as of November 19, 1999. (incorporated by reference from Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999).
10.6	Product Development and Co-Branding Agreement dated January 10, 2000 by and between Integrity Incorporated and Time Life, Inc. (the foregoing is the subject of a request for confidential treatment) (incorporated by reference from Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for he year ended December 31, 2000).

10.7	Product Distribution Agreement between Integrity Media, Inc. and Sony Music Entertainment, dated March 4, 2002, effective January 1, 2002. (The foregoing is the subject of a request for confidential treatment) (incorporated by reference from Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10.8	Credit Agreement dated April 25, 2001 by and between Integrity Incorporated and LaSalle Bank National Association (The foregoing is the subject of a request for confidential treatment) (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)
10.9	Intellectual Property Security Agreement dated April 25, 2001 by Integrity Incorporated in favor of LaSalle Bank National Association (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)
10.10	Security and Pledge Agreement dated April 25, 2001 by Integrity Incorporated in favor of LaSalle Bank National Association (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)
10.11	First Amendment to Credit Agreement dated June 15, 2001 by and between Integrity Incorporated and LaSalle Bank National Association (incorporated by reference from Exhibit 10.6 to the Registrant's Amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001)
10.12	Warrant Repurchase Agreement dated September 26, 2001, by and between Integrity Incorporated and Bank Austria AG, Grand Cayman Branch (incorporated by reference from Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
10.13	Lease dated August 24, 2001 by and between Park Center Partnership II and Integrity Incorporated (incorporated by reference from Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
10.14	Second Amendment to Credit Agreement by and between Integrity Incorporated and LaSalle Bank National Association, dated March 30, 2002 (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.15	LLC Interest Purchase Agreement by and between Integrity Media, Inc. and Jeffory Moseley, Carmen Moseley and the Jeff and Carmen Moseley Charitable Remainder Unitrust, for the purchase of M2 Communications, L.L.C., dated June 28, 2002 (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.16	Stock Purchase Agreement between Integrity Incorporated and Elizabeth Ann Williamson for the purchase of Enlight, Inc., dated April 5, 2002 (incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.17	Third Amendment to Credit Agreement by and between Integrity Media, Inc., Integrity Publishers, Inc., M2 Communications, L.L.C., and LaSalle Bank National Association, dated June 28, 2002 (incorporated by reference from Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.18	Security and Pledge Agreement by and between Integrity Publishers, Inc., and LaSalle Bank National Association, dated March 30, 2002 (incorporated by reference from Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

10.19	First Amendment to Security and Pledge Agreement by and between Integrity Publishers, Inc., and LaSalle Bank National Association, dated June 28, 2002 (incorporated by reference from Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.20	First Amendment and Second Supplement to Security and Pledge Agreement by and between Integrity Media, Inc. and LaSalle Bank National Association, dated June 28, 2002 (incorporated by reference from Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.21	Security and Pledge Agreement by M2 Communications, L.L.C., in favor of LaSalle Bank National Association, dated June 28, 2002 (incorporated by reference from Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 20, 2002).
10.22	Fourth Amendment to Credit Agreement, by and between Integrity Media, Inc., Integrity Publishers, Inc., M2 Communications, L.L.C., Integrity Direct LLC, and LaSalle Bank National Association, dated December 31, 2002.
10.23	Security and Pledge Agreement by Integrity Direct, LLC, in favor of LaSalle Bank National Association, dated December 31, 2002.
10.24	Third Supplement to Security and Pledge Agreement by and between Integrity Media, Inc. and LaSalle Bank National Association, dated December 31, 2002.
10.25	Fifth Amendment to Credit Agreement, by and between Integrity Media, Inc., Integrity Publishers, Inc., M2 Communications, L.L.C., Integrity Direct, LLC and LaSalle Bank National Association, dated March 26, 2003.
10.26	Sixth Amendment to Credit Agreement, by and between Integrity Media, Inc., Integrity Publishers, Inc., M2 Communications, L.L.C., Integrity Direct, LLC and LaSalle Bank National Association, dated March 31, 2003.
	Executive Compensation Plans and Arrangements
10.27	1994 Management Incentive Plan (incorporated by reference from Exhibit 10.43 to the Registrant's Registration Statement on Form S-1 (File No. 33-78582), and amendments thereto, originally filed on May 6, 1994).
10.28	Integrity Music, Inc. Long-Term Incentive Plan (incorporated by reference) from Exhibit 4(c) to the Registrant's Registration Statement on Form S-8 (File No. 33-86126) filed on November 7, 1994).
10.29	Form of Stock Option Agreement under the Integrity Music, Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.45 to the Registrant's Registration Statement on Form S-1 (File No. 33-78582), and amendments thereto, originally filed on May 6, 1994).
10.30	Integrity Music, Inc. 1994 Stock Option Plan for Outside Directors (incorporated by reference from Exhibit 4(c) to the Registrant's Registration Statement on Form S-8 (File No. 33-86128) filed on November 7, 1994).
10.31	Integrity Media, Inc. 2002 Stock Option Plan for Outside Directors (incorporated by reference from Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10.32	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.47 to the Registrant's Registration Statement on Form S-1 (File No. 33-78582), and amendments thereto, originally filed on May 6, 1994).
10.33	Integrity Music, Inc. Employee Stock Purchase Plan (incorporated by reference from Exhibit 4(c) to the Registrant's Registration Statement on Form S-8 (File No. 33-84584) filed on September 29, 1994).

10.34	Integrity Music, Inc. 401(k) Employee Savings Plan (incorporated by reference from Exhibit 10.50 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).
10.35	Amendment Number three to the Integrity Music, Inc. 401(k) Employee Savings Plan, dated as of April 2, 1997 (incorporated by reference from Exhibit 10.29 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).
10.36	Defined Contribution Master Plan and Trust Agreement relating to Non-Standardized Profit Sharing Plan (incorporated by reference from Exhibit 10.51 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).
10.37	Form of Key Employee Change in Control Agreement (incorporated by reference from Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).
10.38	Integrity Incorporated 1995 Cash Incentive Plan (incorporated by reference from Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).
10.39	Integrity Incorporated Severance Agreement (incorporated by reference from Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).
10.40	Amendment to the Integrity Music, Inc. 1994 Employee Stock Purchase Plan as approved on August 6, 1999 (incorporated by reference from Exhibit 10.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
10.41	Integrity Incorporated 1999 Long-Term Incentive Plan, as approved by the Stockholders of the Corporation on May 7, 1999 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
10.42	Integrity Incorporated 2001 Long-Term Incentive Plan, adopted by the Board of Directors of Integrity Media, Inc. on November 2, 2001 (incorporated by reference from Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
10.43	Employment Agreement by and among Integrity Incorporated and Jerry Weimer dated as of March 28, 1996 (incorporated by reference from Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
10.44	Employment Agreement by and among Integrity Incorporated and Donald Moen effective as of October 1, 2001 (incorporated by reference from Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
10.45	Employment Agreement dated June 1, 2001 by and between Integrity Incorporated and Byron Williamson (incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)
10.46	Key Employee Change In Control Agreement dated June 1, 2001 by and between Integrity Incorporated and Byron Williamson (incorporated by reference from Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)
10.47	Employment Agreement dated October 29, 2001 by and between Integrity Incorporated and Danny McGuffey (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

10.48	Key Employee Change in Control Agreement dated October 29, 2001 by and between Integrity Incorporated and Danny McGuffey (incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
10.49	Employment Agreement by and among Integrity Media, Inc. and Jeffory Moseley, dated June 28, 2002 (incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.50	Executive Nonqualified "Excess" Plan, by Integrity Media, Inc. and Executive Benefit Services, Inc., effective as of December 1, 2002
11	Statement of Computation of Per Share Earnings
21	Subsidiaries of the Registrant
23	Consent of Independent Accountant
99.1	Certification of Chief Financial Officer of Integrity Media, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Executive Officer of Integrity Media, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8-K

There were no reports on Form 8-K filed for the year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 25, 2003.

INTEGRITY MEDIA, INC.

By: /s/ P. Michael Coleman
P. Michael Coleman
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 25, 2003.

Signature	Title
/s/ P. Michael Coleman P. Michael Coleman	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ Donald S. Ellington Donald S. Ellington	Senior Vice President of Finance and Administration (Principal Financial and Accounting Officer)
/s/ Jean C. Coleman Jean C. Coleman	Director
/s/ William A. Jolly William A. Jolly	Director
/s/ Charles V. Simpson Charles V. Simpson	Director
/s/ Heeth Varnedoe III Heeth Varnedoe III	Director
/s/ Jimmy M. Woodward Jimmy M. Woodward	Director

CERTIFICATIONS

I, P. Michael Coleman, Chairman, President and Chief Executive Officer of Integrity Media, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Integrity Media, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

/s/ P. Michael Coleman
P. Michael Coleman
Chairman, President and Chief Executive Officer

CERTIFICATIONS

I, Donald S. Ellington, Senior Vice President of Finance and Administration of Integrity Media, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Integrity Media, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

/s/ Donald S. Ellington
Donald S. Ellington
Senior Vice President of Finance and Administration

Board of Directors

P. Michael Coleman
Chairman, President and
Chief Executive Officer

Jean C. Coleman
Director

William A. Jolly
Partner for Fine Equities, Inc.

Charles V. Simpson
Chairman of Charles Simpson Ministries

Heeth Varnedoe III
Former President and Chief Operating
Officer of Flowers Industries, Inc.

Jimmy M. Woodward
Senior Vice President and Chief
Financial Officer of Flowers Foods, Inc.

Corporate Officers

P. Michael Coleman
Chairman, President and
Chief Executive Officer

Jerry W. Weimer
Executive Vice President and Chief
Operating Officer Integrity Media, Inc.
President and Chief Operating Officer of
Integrity Music, Inc.

Donald J. Moen
Executive Vice President and
Creative Director

Donald S. Ellington
Senior Vice President of Finance and
Administration, Chief Financial Officer

Keith J. Manwaring
Senior Vice President and Managing
Director of Integrity International Group

Daniel D. McGuffey
Senior Vice President and
Chief Marketing Officer

Robert G. Rist
Senior Vice President
General Manager Integrity Direct, LLC

Chris E. Thomason
Senior Vice President and General
Manager of the Integrity Label Group

Byron D. Williamson
President and Chief Executive Officer
of Integrity Publishers, Inc.

Joseph Paul
Senior Vice President and Publisher
of Integrity Publishers, Inc.

Robert Birkhead
Senior Vice President of Marketing
of Integrity Publishers, Inc.

David Howell
Senior Vice President of Finance and
Operations of Integrity Publishers, Inc.

Corporate Information

Registrar and Transfer Agent

LaSalle Bank N.A.
Trust and Asset Management
135 South LaSalle Street,
Suite 1611
Chicago, Illinois 60603

Independent Auditors

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta, Georgia 30309

General Counsel

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Annual Meeting

Our Annual Meeting of Stockholders will be held on Friday, May 23, 2003, at 2:00 p.m. at the Adams Mark Hotel in Mobile, Alabama. You are cordially invited to attend. A proxy statement, including a request for proxies, was mailed to stockholders in early April 2003.

Investors' Inquiries

Additional copies of the Company's Annual Report and Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to Investor Relations, Integrity Media, Inc., 1000 Cody Road, Mobile, Alabama 36695.

Corporate Offices

Integrity Media, Inc.
1000 Cody Road
Mobile, Alabama 36695
(251) 633-9000

World Wide Web

www.integritymedia.com

Listing

The Nasdaq National Market
Stock Symbol: ITGR

INTEGRITY
MEDIA

1000 Cody Rd., Mobile, Alabama 36695
www.integritymedia.com